     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 1996
                                                     REGISTRATION NO. 33-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                              RMI TITANIUM COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     OHIO                                       31-0875005
       (STATE OR OTHER JURISDICTION OF              (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

              1000 WARREN AVENUE, NILES, OHIO 44446 (216) 544-7604
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TIMOTHY G. RUPERT
                SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                               1000 WARREN AVENUE
                               NILES, OHIO 44446
                                 (216) 544-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             R. E. HILTON, ESQ.                         (412) 433-2868
  ASSISTANT GENERAL COUNSEL--U.S. STEEL GROUP       RAYMOND W. WAGNER, ESQ.
              USX CORPORATION                      SIMPSON THACHER & BARTLETT
             600 GRANT STREET                         425 LEXINGTON AVENUE
      PITTSBURGH, PENNSYLVANIA 15219-4776           NEW YORK, NEW YORK 10017
                                                         (212) 455-2568

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                  CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM    AMOUNT OF
TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE        AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED          REGISTERED(2)        PER UNIT(1)     OFFERING PRICE(1)(2)      FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value        4,600,000 shares         $12.00           $55,200,000        $19,035
===========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(2) Includes shares of Common Stock that the Underwriters have the option to purchase solely to cover over-allotment options, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS               SUBJECT TO COMPLETION, DATED MARCH 8, 1996

                                4,000,000 Shares
                                      LOGO
                                  Common Stock

                          ---------------------------

     All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being offered by RMI Titanium Company (the "Company" or "RMI").

     The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "RTI." On March 5, 1996, the last reported sale price of the Common Stock on the NYSE Composite Tape was $12.00 per share. See "Price Range of Common Stock and Dividends."

                          ---------------------------

      SEE "RISK FACTORS" ON PAGES 9 THROUGH 13 FOR A DISCUSSION OF CERTAIN RISKS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


========================================================================================================================
                                                                                       UNDERWRITING
                                                                   PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                                                    PUBLIC            COMMISSIONS(1)          COMPANY(2)
------------------------------------------------------------------------------------------------------------------------
Per Share...................................................           $                    $                     $
------------------------------------------------------------------------------------------------------------------------
Total(3)....................................................           $                    $                     $
========================================================================================================================

(1) RMI has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by RMI estimated at $          .

(3) RMI has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the Total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be             ,             and
                , respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York on or
about             , 1996.

                          ---------------------------

LEHMAN BROTHERS                                             SALOMON BROTHERS INC

          , 1996

                                           MARKETS
                                             FOR
                                    RMI TITANIUM PRODUCTS

                                          Clockwise from upper left

                                          Offshore drilling platform
                                          Jet aircraft gas turbine engines
                                          Golf clubs
                                          Petroleum refining equipment
                                          center photo - International and
                                          domestic commercial aircraft

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     RMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by RMI can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the NYSE, and such reports, proxy statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     RMI has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by RMI with the Commission (file no. 1-10319) are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the year ended December 31, 1994.

     (b) Quarterly Reports on Form 10-Q for the periods ended March 31, 1995, June 30, 1995, as amended by Form 10-Q/A dated March 5, 1996, and September 30, 1995, as amended by Form 10-Q/A dated March 5, 1996.

     (c) Current Report on Form 8-K dated July 7, 1995.

     (d) The description of the Registrant's Common Stock contained in the Registration Statement of RMI on Form 8-A filed on September 1, 1989.

     All documents filed by RMI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     RMI undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to the Director-Investor Relations, RMI Titanium Company, 1000 Warren Avenue, Niles, Ohio 44446 (telephone 216-544-7622).
                            ------------------------

     As used in this Prospectus, the terms "RMI" and "Company" mean RMI Titanium Company, its predecessors and consolidated subsidiaries, taken as a whole, unless the context indicates otherwise.

                                    SUMMARY

     The following summary is qualified in its entirety by reference to the detailed information set forth elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus (1) has been adjusted to give effect to RMI's one-for-ten reverse split of Common Stock on March 31, 1994 and (2) assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements which involve certain risks and uncertainties. Actual results and events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     RMI is a leading U.S. producer of titanium mill and fabricated products for the global market. The Company's mill products, which include ingot, slab, bloom, billet, bar, plate, sheet, strip and welded tube, are processed by RMI's customers to provide products for use in the aerospace industry and other industrial markets, including, most recently, golf club manufacturing. The Company's fabricated products, which include pipe, tube and cut shapes, are used primarily in the aerospace, oil and gas, geothermal energy production and chemical process industries as well as for a number of other industrial applications. Sales to the commercial and military aerospace industries accounted for approximately 53% and 15%, respectively, of RMI's 1995 sales. In 1995, RMI reported sales of $171.2 million, an operating loss of $189,000 (before a $5.0 million unfavorable accounting charge) and a net loss of $4.6 million (which reflects a $7.2 million tax benefit and such accounting charge). During the fourth quarter of 1995, RMI reported sales of $48.5 million, operating income of $2.9 million and net income of $8.7 million (which reflects the $7.2 million tax benefit), the first fiscal quarter since 1991 in which RMI has reported operating profit and net income.

     Titanium is one of the newest industrial metals. Its physical characteristics include high strength-to-weight ratio, high temperature performance and superior corrosion and erosion resistance. Titanium is extracted from ore through a chemical reduction process to form titanium sponge, a porous metallic material which is purchased by RMI and melted, along with titanium scrap and various alloying agents, to form ingots. Ingots are then converted into various mill product shapes and fabricated products.

     Historically, commercial and military aerospace have been the major markets for RMI as sophisticated aircraft have required high performance metals such as titanium for use in bulkheads, tail sections, wing supports and various engine components and other sub-assemblies. Total domestic titanium industry mill product shipments declined from 55 million pounds in 1989 to 34 million pounds in 1991, reflecting a sharp decline in military aerospace consumption, which continues to the present, and a decline in commercial aircraft build rates which continued through the first half of 1995.

     In 1995, most major U.S. airline carriers reported stronger operating profits and in the second half of 1995 aircraft manufacturers began to increase aircraft build rates. The firm order backlog for Boeing, McDonnell Douglas and Airbus Industrie increased to 1,869 planes at year end 1995 from 1,742 planes at year end 1994 and includes a significant number of wide body designs which have higher titanium requirements.

     The use of titanium in golf clubs emerged in 1995 as an important nonaerospace market for the titanium industry. Management believes this market accounted for approximately 9% of U.S. titanium industry mill product shipments in 1995. Almost every major golf club manufacturer, including Callaway, Cleveland, Cobra, Lynx, Taylor Made, Titleist and Tommy Armour, is currently marketing a titanium driver, and several of the major manufacturers are using titanium in club heads for other clubs, including woods, irons and putters. Certain golf club manufacturing companies have introduced full sets of titanium golf clubs. In response to this market demand, a number of golf club head casting companies have announced expansions of their titanium golf club head production facilities.

     The increase in aircraft build rates and the emergence of the golf club market in 1995 have resulted in increased demand for titanium mill products. RMI estimates that U.S. industry mill product shipments in 1995 were approximately 43 million pounds, an increase of 26% compared to 1994. RMI further estimates that 1995 U.S. industry mill product shipments to the commercial aerospace market in 1995 were approximately

20 million pounds, approximately 18% higher compared to 1994, and that 1995 U.S. industry mill product shipments to the golf club market were approximately 3.5 million pounds. Although no assurance can be provided, based on current market conditions, management believes that 1996 U.S. industry mill product shipments to the commercial aerospace market will increase to 23 million pounds and that shipments to the golf club market will increase to 8 million pounds. See "Risk Factors--Dependence on Cyclical Aerospace Markets" and "--No Assurances as to New Product and Market Development."

     RMI's shipments of titanium mill products in 1995 were approximately 14.4 million pounds, an increase of 25.5% compared to 1994. RMI's average realized mill product sales price increased to $10.23 per pound in 1995, 6.2% higher than in 1994, and to $10.97 in January of 1996 as demand from the commercial aerospace and golf club markets continued to strengthen. Reflecting these trends, RMI's order backlog increased to $159 million at February 29, 1996 from $134 million at year-end 1995, $83 million at June 30, 1995 and $67 million at year-end 1994. As of February 29, 1996, orders for approximately 90% of RMI's anticipated 1996 shipments had been booked or shipped.

     RMI's strategy is to build on its leading position in the worldwide titanium industry while maintaining a strong financial condition and stringent quality, safety and environmental standards. RMI is emphasizing higher margin products in its traditional markets, while continuing to develop new markets and products such as seamless tubulars for oil and gas and geothermal energy production and use of billet for golf club applications. See "Risk Factors--No Assurances as to New Product and Market Development."

     As part of its strategy and in response to the depressed industry conditions that existed in 1991, RMI closed facilities and began to develop new markets for titanium. RMI completed delivery in 1995 of the world's first titanium drilling riser for the Conoco Heidrun project in the North Sea, one of the world's largest floating, deep-water oil and gas production platforms. The Company has also entered into a three-year contract to supply seamless titanium pipe for a number of geothermal energy production facilities in California. In addition, RMI has entered into several cooperative ventures to encourage and develop titanium products for use in the oil and gas industry, including a teaming arrangement to market, engineer, fabricate and install titanium production risers, flow lines and other titanium subsea systems.

     RMI's principal manufacturing plant is located in Niles, Ohio. Other manufacturing operations are located in Ashtabula, Ohio; Hermitage, Pennsylvania; Sullivan and Washington, Missouri; and Salt Lake City, Utah. RMI's equipment, facilities and its products meet the most stringent quality standards, including ISO-9002. RMI's products are marketed worldwide through its own sales organization and a network of independent distributors.

     RMI's principal executive offices are located at 1000 Warren Avenue, Niles, Ohio 44446, and its telephone number is (216) 544-7622.

                                  THE OFFERING

Common Stock Offered:               4,000,000 shares(1)
Common Stock to be Outstanding
  after the Offering:               19,393,532 shares(2)
Use of Proceeds:                    The net proceeds to the Company from the sale of the
                                    shares of Common Stock offered hereby are estimated (after deducting underwriting discounts and commissions and
                                    offering expenses) to be approximately $44.9 million
                                    (approximately $51.7 million if the Underwriters'
                                    over-allotment option is exercised in full), assuming an
                                    initial public offering price of $12.00 per share (the
                                    closing sales price of the Common Stock on the NYSE
                                    Composite Tape on March 5, 1996). The Company intends to
                                    use the net proceeds to repay outstanding indebtedness
                                    under the Existing Credit Facilities (as defined herein).
                                    As of February 29, 1996, the Company had approximately
                                    $63.9 million of indebtedness outstanding under the
                                    Existing Credit Facilities.
NYSE Symbol......................   RTI

---------

(1) 4,600,000 shares if the Underwriters' over-allotment option is exercised in full.

(2) Based on the number of shares outstanding as of February 29, 1996. Excludes 615,172 shares of Common Stock issuable upon the exercise of employee stock options and shares which are subject to the Underwriters' over-allotment option.

                                  RISK FACTORS

     Prospective purchasers of shares of the Common Stock offered hereby should carefully consider the factors set forth in "Risk Factors."

                              RMI TITANIUM COMPANY

                     SUMMARY SELECTED FINANCIAL INFORMATION

    The following summary selected financial information has been derived from the Consolidated Financial Statements of RMI for each of the five years during the period ended December 31, 1995. The information set forth below should be read in connection with the Consolidated Financial Statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                    YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------------------
                                             1995             1994            1993            1992            1991
                                           --------         --------        --------        --------        --------
                                                  (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AND PRICE DATA)
STATEMENT OF OPERATIONS DATA:
Sales:
  Commercial aerospace..................   $ 91,117         $ 54,366        $ 56,059        $ 68,872        $ 87,187
  Military aerospace....................     26,174           23,869          24,238          25,629          30,099
  Nonaerospace..........................     53,875           65,157          47,100          41,106          48,282
                                           --------         --------        --------        --------        --------
      Total sales.......................    171,166          143,392         127,397         135,607         165,568
Operating loss before accounting change
  and plant closing charge..............       (189)          (7,971)        (10,764)        (11,387)        (15,589)
Operating loss..........................     (5,220)(1)       (7,971)        (10,764)        (11,387)        (52,712)(3)
Loss before cumulative effect of change
  in accounting principle...............     (4,608)(2)      (11,562)        (11,955)        (14,062)        (57,085)(3)
Cumulative effect of change in
  accounting principle..................         --           (1,202)(4)     (16,938)(5)          --              --
Net loss................................     (4,608)(2)      (12,764)        (28,893)        (14,062)        (57,085)(3)
Net loss per common share before
  cumulative effect of change in
  accounting principle..................   $  (0.30)(2)     $  (1.45)       $  (8.14)       $  (9.66)       $ (39.17)(3)
Net loss per common share...............      (0.30)(2)        (1.60)         (19.67)          (9.66)         (39.17)(3)
Cash dividends per common share.........         --               --              --              --             .75
BALANCE SHEET DATA: (at end of period)
Working capital.........................   $ 86,738         $ 74,694        $ 66,319        $ 72,229        $ 79,820
Total assets............................    171,559          160,810         152,471         153,257         173,888
Long-term debt..........................     64,020           54,740          66,660          62,280          58,800
Total shareholders' equity..............     36,889           42,596          27,861          63,302          77,705
OPERATING AND OTHER FINANCIAL DATA:
Sales:
  Mill products.........................   $138,077         $103,790        $ 96,453        $110,509        $128,803
  Fabricated products and other
    services............................     26,904           31,134          20,512          16,745          17,260
  Other(6)..............................      6,185            8,468          10,432           8,353          19,505
                                           --------         --------        --------        --------        --------
      Total sales.......................   $171,166         $143,392        $127,397        $135,607        $165,568
Mill product shipments (thousands of pounds):
  Aerospace.............................     10,526            8,109           7,619           8,699           9,379
  Nonaerospace..........................      3,884            3,370           3,406           2,585           1,938
                                           --------         --------        --------        --------        --------
      Total shipments...................     14,410           11,479          11,025          11,284          11,317
Average realized mill product sales
  price (per pound).....................   $  10.23         $   9.63        $   9.60        $  10.20        $  11.69
EBITDA (7)..............................   $  4,632         $ (2,122)       $ (2,912)       $ (4,703)       $ (5,535)
Order backlog at December 31(8).........   $134,000         $ 67,000        $ 70,000        $ 53,000        $ 82,000
Active employees at December 31.........        844              817             782             843           1,172

---------

(1) Includes a charge of $5.0 million reflecting the June 30, 1995 adoption of Statement of Financial Accounting Standards ("SFAS") No. 121. See Note 7 to the Consolidated Financial Statements.

(2) Includes a $5.0 million charge reflecting the adoption of SFAS No. 121 and a $7.2 million tax benefit. See Notes 7 and 8 to the Consolidated Financial Statements.

(3) Includes a charge of $37.1 million relating to the closing of RMI's titanium sponge production facilities.

(4) Reflects the adoption of SFAS No. 112. See Note 11 to the Consolidated Financial Statements.

(5) Reflects immediate recognition of the transition obligation determined as of the January 1, 1993 adoption of SFAS No. 106. See Note 11 to the Consolidated Financial Statements.

(6) Includes sales of discontinued products of $2.6 million and $13.2 million in 1992 and 1991, respectively.

(7) EBITDA consists of income before interest expense, income taxes, depreciation and amortization and the charges related to changes in accounting principles in 1995, 1994 and 1993, and a plant closing in 1991. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance.

(8) "Order backlog" is defined as firm purchase orders generally subject, upon payment of specified charges, to cancellation by the customer.

                             SUMMARY CAPITALIZATION

     The following table sets forth in summary form the consolidated capitalization of RMI as of December 31, 1995 and as adjusted for the sale of the Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the application of the net proceeds therefrom to repay $44.9 million of indebtedness under the Existing Credit Facilities.

                                                                DECEMBER 31, 1995
                                                   --------------------------------------------
                                                        ACTUAL                 AS ADJUSTED (1)
                                                   -----------------          -----------------
                                                              (DOLLARS IN THOUSANDS)
Total debt (including current maturities).......   $ 64,140       63%         $ 19,240       19%
Total shareholders' equity......................     36,889       37            81,789       81
                                                   --------      ---          --------      ---
  Total capitalization..........................   $101,029      100%         $101,029      100%
                                                   ========      ===          ========      ===

---------

(1) Assumes an initial public offering price of $12.00 per share based upon the closing sales price of a share of Common Stock on the NYSE Composite Tape on March 5, 1996. If the Underwriters' over-allotment option is exercised in full, the net proceeds therefrom would be used to further reduce Total debt, as adjusted, to $12,436, and Total shareholders' equity and Total capitalization, as adjusted, would be $88,593 and $101,029, respectively, and the percentage of Total debt to Total capitalization would be 12%.

                                    RISK FACTORS

     A purchase of Common Stock involves substantial risks. Potential purchasers of Common Stock should carefully consider, in addition to the other information set forth or incorporated herein, the following risk factors:

DEPENDENCE ON CYCLICAL AEROSPACE MARKETS

     The U.S. titanium industry, including RMI, is dependent on the aerospace industry, which has traditionally consumed the majority of titanium mill products produced in the U.S. Sales to the aerospace industry accounted for approximately 68% of RMI's sales in 1995, compared to 54% in 1994 and 63% in 1993.

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies in the titanium industry. Prior to the years 1989 and 1990, the last peak in the titanium industry cycle occurred during the years 1979 through 1982. While U.S. industry mill products shipment volumes averaged approximately 52.7 million pounds for the years 1988 through 1990, such shipments dropped to an average of approximately 35.2 million pounds for the years 1991 through 1994. The declining U.S. military budget and production cutbacks at Boeing, McDonnell Douglas and Airbus Industrie resulting from reduced commercial airline demand for new aircraft negatively affected demand and prices for titanium products until 1995, when demand for titanium products used in the production of commercial aircraft began to increase. See "History of Losses" below and "Business--Industry Overview," "--Products and Markets" and "--Mill Products." In 1995, most major U.S. commercial airline carriers reported stronger operating profits and, in the second half of 1995, aircraft manufacturers began to increase aircraft build rates. RMI can give no assurance as to the extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products.

     RMI believes that if the titanium industry experiences an extended downturn, RMI may require additional capital to maintain its operations and competitive position. RMI can give no assurance that it will have access to such capital when required. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

HISTORY OF LOSSES

     RMI's results of operations for the years 1991 through 1995 reflect the severe downturn in market conditions experienced generally by the titanium industry over that period. RMI incurred net losses of $117.4 million from 1991 through 1995, including $23.2 million in charges relating to accounting changes and a $37.1 million charge in 1991 for closure of its sponge facilities. Excluding the effects of such charges, for the years 1991 through 1995, RMI's aggregate net losses were $57.1 million. Although the Company reported an operating profit and net income in the fourth quarter of 1995, there can be no assurance as to the results of the Company's operations in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON OTHERS FOR RAW MATERIALS

     RMI is dependent on third parties for titanium sponge, its basic raw material. RMI is party to two long-term contracts, one of which is with a competitor, that permit RMI to purchase eleven million pounds of sponge per year through 1999 and seven million pounds per year thereafter through 2003. Prices, which are set annually, are a function of the volume purchased and following 1996 are, at RMI's option, at market price or the price in effect for specified years plus changes in the suppliers' costs. Each contract is subject to renegotiation or termination if certain events occur. One of the contracts guarantees an additional two million pounds of availability per year at a negotiated price. See "Business--Raw Materials." The Company purchases the balance of its sponge requirements at negotiated prices from a number of suppliers.

     If demand for titanium products continues to increase, it is possible that supplies of titanium sponge could become limited or that prices could increase substantially, or both, and, as a result, that RMI's costs could rise accordingly.

UNDERFUNDED PENSION AND POSTRETIREMENT OBLIGATIONS

     RMI has substantial underfunded obligations related to its pension and other postretirement benefit programs, as indicated in Notes 10 and 11 to the Consolidated Financial Statements included elsewhere herein. As of December 31, 1995, the actuarial present value of the accumulated benefit obligation for the defined benefit pension plans of RMI was approximately $71.6 million, and the fair market value of the pension fund assets available to pay such benefit obligation was approximately $52.3 million. Also, as of December 31, 1995, RMI's unfunded accumulated postretirement benefit obligations were $21.7 million.

ENVIRONMENTAL CONTINGENCIES

     RMI is subject to pervasive environmental laws and regulations as well as various health and safety laws and regulations that are subject to frequent modifications and revisions. While the costs of compliance for these matters have not had a material adverse impact on the Company in the past, it is impossible to predict accurately the ultimate effect these changing laws and regulations, and the enforcement thereof, may have on it in the future. RMI is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including a Superfund site. RMI can give no assurance that additional environmental investigation or remediation obligations at other locations will not be asserted against it or entities for which it may be responsible, whether by contract (including indemnity agreements relating to environmental matters) or by operation of law.

     At December 31, 1995, RMI had accrued $2.4 million for future environmental-related costs. Based on available information, RMI believes that its share of potential environmental-related costs will be in the range of $3.7 to $6.3 million in the aggregate, before expected contributions from third parties (other than insurers) of $2.1 million which the Company believes are probable. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge RMI from its obligations for these projects. See "Business--Legal Proceedings--Environmental" and Note 15 to the Consolidated Financial Statements included elsewhere herein. The ultimate resolution of environmental matters could, individually or in the aggregate, be material to the consolidated financial statements.

NO ASSURANCES AS TO NEW PRODUCT AND MARKET DEVELOPMENT

     In an effort to lessen its dependence on the aerospace market and to increase its participation in other markets, RMI has been devoting significant resources to developing new markets and applications for its products, principally in the oil and gas and geothermal energy production industries. Other new markets, particularly golf clubs, have developed. RMI cannot give any assurances as to the extent to which it will be able to develop new markets for its products, the time required for such development or the level of demand for such products. See "Business--Mill Products" and "--Related Products and Services."

TITANIUM INDUSTRY HIGHLY COMPETITIVE

     The titanium industry is highly competitive on a worldwide basis. Competition is primarily on the basis of price, quality and timely delivery. In recent years the industry has been suffering from excess production capacity, which has intensified price competition for available business. Integrated and nonintegrated producers of mill products are located primarily in the U.S., Japan, the former Soviet Union, Europe and China. Following closure of RMI's sponge facilities in 1992, there are two remaining integrated producers in the U.S. There are a small number of domestic nonintegrated producers, of which RMI is the largest, which produce mill products from purchased sponge, scrap or ingot.

     Imports of titanium mill products from countries that receive the most-favored-nation tariff rate ("MFN") are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. Japanese producers, which benefit from MFN treatment, participate significantly in the European market, but historically have not been a major factor in the U.S. mill products market. The United States does not currently grant MFN treatment to imports, including titanium mill product imports, from the former Soviet Union countries, except Russia. In 1995, a Russian producer began to participate in the U.S. market for titanium products. This titanium producer has the largest rated capacity in the world

(although management believes practical capacity is substantially less) and could materially affect competition if its exports of titanium mill products were to increase significantly. See "Business--Competition."

DILUTION

     Purchasers of shares of Common Stock offered hereby will experience immediate dilution of $8.07 in net tangible book value per share of Common Stock from an assumed initial public offering price of $12.00 per share (the closing sales price of the Common Stock on the NYSE Composite Tape on March 5, 1996). See "Dilution." After the sale of the shares of Common Stock offered hereby, authorized but unissued shares of Common Stock may be issued as authorized by the Board of Directors of RMI without further action by shareholders. Such issuance of Common Stock may be at prices which could dilute the equity interest of existing shareholders.

PRINCIPAL SHAREHOLDERS

     USX Corporation ("USX") was the owner as of January 31, 1996 of 7,783,600 shares of Common Stock, constituting approximately 51% of the outstanding shares of Common Stock. RMI has been advised by USX that it will not purchase any of the shares of Common Stock offered hereby. USX has also advised RMI that, simultaneous with the closing of the sale of the shares of Common Stock offered hereby, it intends to contribute approximately 2.5 million shares of Common Stock (the "USX Pension Plan Contribution") to the United States Steel Corporation Plan for Employee Pension Benefits (the "USX Pension Plan"). The United States Steel and Carnegie Pension Fund (the "U.S. Steel Pension Fund") serves as trustee of the USX Pension Plan. Assuming the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the USX Pension Plan Contribution had been consummated at January 31, 1996, USX would have owned approximately 5,283,600 shares of Common Stock, or approximately 27% of the outstanding shares of Common Stock (26.5% if the Underwriters' over-allotment option were exercised in full).

     Of the nine members of the RMI Board of Directors, three are officers and/or directors of USX. One of these persons (along with eight other USX officers and employees) are also on the Board of Directors of the U.S. Steel Pension Fund. For information concerning positions held by directors and officers of RMI with USX or the U.S. Steel Pension Fund, see "Management." These individuals owe fiduciary duties to RMI, USX and/or the U.S. Steel Pension Fund, as the case may be, and it is possible that the interests of one entity may differ from the interests of the others. Possible differing interests could include sales of Common Stock by USX or the U.S. Steel Pension Fund, either of which could trigger a change in ownership in RMI as provided under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). The likelihood of such a change in ownership will significantly increase as a result of the USX Pension Plan Contribution. See "Limitation on Use of Tax Losses" and "Shares Available for Sale" below.

LIMITATION ON USE OF TAX LOSSES

     At December 31, 1995, RMI had net operating loss carryforwards of approximately $104 million that could be subject to an annual limitation on their deductibility if a change in its ownership should occur over any three-year period, as provided under Section 382 of the Code. The potential annual limitation under Section 382 with respect to these tax attributes could restrict RMI's ability to use them to reduce future income tax liabilities. Although it is not expected that the sale of the shares of Common Stock offered hereby and the USX Pension Plan Contribution will cause an ownership change to occur, future equity transactions by RMI, USX, by either of these companies' significant current or future shareholders, or by the U.S. Steel Pension Fund following such sale (some of which will not be within the control of RMI or USX), could cause an ownership change to occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Tax Considerations."

SHARES AVAILABLE FOR SALE

     The Company, its directors (excluding Mr. L. Frederick Gieg, Jr., President and Chief Executive Officer) and USX have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days following the date of this Prospectus, without the prior consent of the Representatives (defined herein) of the Underwriters. Certain officers, including Mr. Gieg, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days following the date of this Prospectus without the prior consent of the Representatives of the Underwriters. See "Principal Shareholders" above. USX has previously indicated an intent to dispose of its interest and may do so, subject to such agreement, either publicly or privately, as market conditions warrant. Since 1994, USX had sold, as of February 29, 1996, 466,400 shares of Common Stock in the public market.

     Following the expiration of the 180 day period, referred to above, shares owned by USX may be sold in the public market only if registered under the Securities Act or if such sales qualify for an exemption from registration under the Securities Act, such as pursuant to Rule 144 thereunder. In general, under Rule 144 as currently in effect, a person (or persons whose shares must be aggregated) who has beneficially owned "restricted shares" (as defined by Rule
144) for at least two years, including any person who may be deemed an "affiliate" (as defined) of the Company, is entitled to sell within any three-month period that number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock, or the average weekly trading volume of the then outstanding shares for the four weeks preceding each such sale. Sales under Rule 144 are also subject to certain other conditions. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years is entitled to sell such shares without complying with the volume limitation and certain other conditions of Rule 144. The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities" after one year rather than two years (and to permit sales without any volume limitation after two years, rather than three years, for non-affiliates). If such amendment were adopted, a portion of the "restricted securities" held by USX may (following the expiration of such 180 day period) become freely tradeable at an earlier date.

     Immediately after the sale of the shares of Common Stock offered hereby, the U.S. Steel Pension Fund will own, as a result of the USX Pension Plan Contribution as described under "Principal Shareholders" above, approximately
2.5 million shares of Common Stock, or approximately 13% of the outstanding shares of Common Stock (12.5% if the Underwriters' over-allotment option is exercised in full). The U.S. Steel Pension Fund has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior consent of the Representatives of the Underwriters. Prior to the effectiveness of the Registration Statement, RMI plans to register under the Securities Act, for potential sale, the shares of Common Stock to be received by the U.S. Steel Pension Fund as part of the USX Pension Plan Contribution.

     The sale of a substantial number of shares of Common Stock by USX, the Pension Fund or RMI could reduce the market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

     Certain provisions of RMI's Amended Articles of Incorporation and its Code of Regulations (the "Regulations"), the New Credit Facility (as defined below) and Ohio law could discourage potential acquisition proposals and could delay or prevent a change in control of RMI. RMI is authorized to issue up to five million shares of Preferred Stock, the relative rights and preferences of which may be fixed by RMI's Board of Directors (subject to the provisions of the Amended Articles of Incorporation), without shareholder approval. While RMI has no present plans to issue any shares of Preferred Stock, the future issuance thereof may have the effect of delaying, deferring or preventing a change in control of RMI or the payment of dividends on Common Stock. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. RMI's Amended Articles of Incorporation provide that certain extraordinary transactions, such as certain mergers and consolidations, a sale or disposition of all or substantially all of the assets, a dissolution of RMI and any amendment to the Amended Articles of Incorporation, require a two-thirds vote of the shareholders. Other provisions of the

Regulations provide that directors may be removed only for cause and special meetings may be called only by a shareholder or shareholders holding 50% of the shares of stock entitled to vote. RMI expects that a "change in control" of the Company will constitute a breach of a covenant under the New Credit Facility entitling the banks to accelerate the maturity of RMI's borrowings thereunder. In addition, certain provisions of Ohio law regulate certain transactions between RMI and certain holders of Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

     RMI will use the net proceeds of the shares of Common Stock offered hereby, estimated at $44.9 million based upon the closing sales price of $12.00 per share of Common Stock on the NYSE Composite Tape on March 5, 1996 ($51.7 million if the Underwriters' over-allotment option is exercised in full), to repay indebtedness outstanding under RMI's Existing Credit Facilities (defined below). As of February 29, 1996, the total principal amounts outstanding under its $75 million credit facility (the "Existing Bank Credit Facility") and its $5 million bank credit facility guaranteed by the Export-Import Bank of the United States (the "EXIM Bank Credit Facility") were approximately $58.9 million and $5 million, respectively. The indebtedness outstanding under the Existing Bank Credit Facility and the EXIM Bank Credit Facility (together the "Existing Credit Facilities") bears interest at floating rates based on several interest rate calculations selected by the Company. At February 29, 1996, the average interest rate in effect was 7.37%. Amounts borrowed under the Existing Bank Credit Facility must be repaid upon termination of that facility on March 31, 1997. Amounts outstanding under the EXIM Bank Credit Facility mature on September 27, 1996. See "Capitalization" and "Management's Discussion and Analysis of the Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company is negotiating a new three-year credit agreement with certain banks (the "New Credit Facility") which would replace the Existing Bank Credit Facility and would provide for lower interest rates. See "Capitalization--New Credit Facility." The use of the net proceeds from the sale of the shares of Common Stock offered hereby to reduce RMI's indebtedness, together with lower borrowing rates under the New Credit Facility, will significantly reduce the Company's interest expense.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of RMI as of December 31, 1995, and as adjusted for the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the application of the net proceeds therefrom as set forth under "Use of Proceeds." The data should be read in conjunction with the Consolidated Financial Statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein.

                                                                         DECEMBER 31, 1995
                                                                     --------------------------
                                                                                   AS ADJUSTED
                                                                      ACTUAL           (1)
                                                                     ---------    -------------
                                                                       (DOLLARS IN THOUSANDS)
Debt (including current maturities)
     Existing Bank Credit Facility................................   $  58,200         18,300
     EXIM Bank Credit Facility....................................       5,000             --
     Industrial revenue bond......................................         940            940
                                                                     ---------    -------------
          Total debt..............................................      64,140         19,240
                                                                     ---------    -------------
Shareholders' equity
     Preferred Stock, no par value; 5,000,000 shares authorized;
       no shares outstanding......................................          --             --
     Common Stock, $0.01 par value; 30,000,000 shares
       authorized; 15,908,091 shares issued.......................         159            199
     Additional paid-in capital...................................     151,715        196,575
     Accumulated deficit..........................................    (103,526)      (103,526)
     Excess minimum pension liability.............................      (8,381)        (8,381)
     Treasury Common Stock, at cost; 568,198 shares...............      (3,078)        (3,078)
                                                                     ---------    -------------
          Total shareholders' equity..............................      36,889         81,789
                                                                     ---------    -------------
Total capitalization..............................................   $ 101,029      $ 101,029
                                                                     =========    ============

---------
(1) If the Underwriters' over-allotment option is exercised in full, the net proceeds therefrom would be used to further reduce Total debt, as adjusted, to $12,436, and Total shareholders' equity and Total capitalization, as adjusted, would be $88,593 and $101,029, respectively.

NEW CREDIT FACILITY

     The Company is negotiating the New Credit Facility to replace the Existing Bank Credit Facility. The New Credit Facility, provided by two of the banks party to the Existing Bank Credit Facility, is expected to be conditioned upon the Company receiving at least $35 million in proceeds from the sale of the shares of the Common Stock offered hereby and the application of the net proceeds therefrom to reduce indebtedness under the Existing Credit Facilities, have a term of three years and permit borrowings of up to $50 million. Amounts available under the New Credit Facility would be used to repay the balance of indebtedness under the Existing Bank Credit Facility. Until RMI operates for four consecutive quarters without a breach of the financial covenants under the New Credit Facility, the New Credit Facility would be secured by accounts receivable and inventory and borrowings would be further limited by a borrowing base formula. At February 29, 1996, the Company believes it had more than sufficient collateral to permit RMI to borrow the entire $50 million.

     The financial covenants of the New Credit Facility would require that:

     (1) The Company maintain its tangible net worth at an amount equal to its tangible net worth immediately following the sale of shares of Common Stock offered hereby plus 50% of net income plus the net proceeds of any future equity offerings.

     (2) As of the end of each fiscal quarter, and measured for the four quarters ending with the most recent fiscal quarter (but excluding quarters prior to the sale of shares of Common Stock offered hereby), the ratio of the Company's earnings before interest and taxes to interest expense be not less than 2.5 to 1.

     (3) Capital expenditures, including assets acquired under capitalized leases, not exceed $10 million per year.

     Interest rates under the New Credit Facility would be, at the Company's option:

     (1) A base rate which is the higher of the prime rate or the Federal Funds rate plus 1/2%, or

     (2) LIBOR plus a spread to be determined based on the ratio of the Company's earnings before interest and taxes to interest expense. If such ratio is greater than or equal to 2.5 but less than 3.5, the spread would be 1%. If such ratio is greater than or equal to 3.5 but less than 4.5, the spread would be 3/4%. If such ratio is greater than 4.5, the spread would be 1/2%.

     The New Credit Facility is not expected to contain any restrictions on the payment of dividends (other than restrictions imposed as a result of the tangible net worth financial covenant described above).

     If the Company fails to receive at least $35 million in proceeds from the sale of Common Stock offered hereby, the New Credit Facility would be secured as described above until the Company operates for eight consecutive quarters without a breach of the New Credit Facility's financial covenants and interest rates would be adjusted depending on the Company's debt to equity ratio.

     The New Credit Facility would contain other terms and conditions which are typical for such facilities.

                                    DILUTION

     At December 31, 1995, the Company had net tangible book value of $31.2 million, or $2.03 per share of Common Stock (based on 15,339,893 shares outstanding). Assuming that the four million shares of Common Stock offered hereby had been sold at December 31, 1995 at a price of $12.00 per share (the closing sales price of the Common Stock on the NYSE Composite Tape on March 5,
1996), the Company's net tangible book value would have been $76.1 million, or $3.93 per share of Common Stock. This represents an immediate dilution of $8.07 per share to new investors purchasing Common Stock. Net tangible book value per share is determined by dividing the difference between tangible assets and liabilities by the number of shares of Common Stock outstanding. The following table illustrates the per share dilution:

      Assumed initial public offering price per share........................     $ 12.00
      Net tangible book value per share at December 31, 1995......     $ 2.03
      Increase in net tangible book value per share after the
        Common Stock offered hereby is sold.......................       1.90
                                                                       ------
      Pro forma net tangible book value per share after the Common Stock
        offered hereby is sold...............................................        3.93
                                                                                  -------
      Dilution per share to new investors....................................     $  8.07
                                                                                   ======

     If the Underwriters were to exercise in full their over-allotment option, the Company's pro forma net tangible book value, assuming the sale of Common Stock offered hereby, would have been $4.16 per share of Common Stock, which would result in dilution to new investors of $7.84 per share.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the NYSE under the symbol "RTI." The following table sets forth, for each of the quarterly periods indicated, the high and low sales price for the Common Stock, as reported on the NYSE Composite Tape.

            1994
            QUARTER                                              HIGH         LOW
            -------                                              ----       -------
            First.............................................   $21 1/4    $15
            Second............................................    17 5/8      2 3/8
            Third.............................................     2 3/4      2
            Fourth............................................     5 5/8      2 1/2

            1995
            QUARTER
            -------
            First.............................................   $5 1/2     $3 1/8
            Second............................................    9 3/4      3 3/4
            Third.............................................   10 3/8      6 3/4
            Fourth............................................    9 7/8      6 1/2

            1996
            QUARTER
            -------
            First (through March 5)...........................   $14 5/8    $7 3/8

     In June 1994, the Company commenced a rights offering pursuant to which each holder of Common Stock was entitled to subscribe for shares of Common Stock at a price of $2 per share. In July 1994, the Company issued approximately 13.8 million shares of Common Stock in that offering.

     On March 5, 1996, the reported last sale price of the Common Stock on the NYSE Composite Tape was $12.00 per share.

     As of January 31, 1996, the Common Stock was held by 863 holders of record.

     RMI has not paid dividends on its Common Stock since the second quarter of 1991. The declaration of dividends is at the discretion of the Board of Directors of the Company. The declaration and payment of future dividends and the amount thereof will be dependent upon the Company's results of operations, financial condition, cash requirements for its business, future prospects and other factors deemed relevant by the Board of Directors.

     The New Credit Facility is not expected to contain any restrictions on the payment of dividends other than a financial covenant which requires RMI to maintain a minimum tangible net worth. See "Capitalization--New Credit Facility."

     The Existing Credit Facilities do not permit RMI to pay dividends, distributions or other payments in respect of shares of its capital stock, including the Common Stock, or redeem or purchase such shares, except for annual redemptions not in excess of $200,000 consistent with past practices. Notwithstanding the foregoing, if RMI has had positive net income for each of two consecutive quarters, it may pay dividends to its shareholders to the extent of 25% of net income for the current and immediately preceding quarter, provided no event of default shall have occurred and be continuing, or shall thereby occur.

                                    BUSINESS

     The following information contains forward-looking statements which involve certain risks and uncertainties. Actual results and events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

THE COMPANY

     The Company is a leading U.S. producer of titanium mill and fabricated products for the global market. The Company's mill products are processed by RMI's customers to provide products for use in the aerospace industry and other industrial markets, including, most recently, golf club manufacturing. The Company's fabricated products are used primarily in the aerospace, oil and gas, geothermal energy production and chemical process industries as well as for a number of other industrial applications. The Company also provides fabrication and conversion services for other titanium and specialty metals producers.

     The Company is a successor to entities that have been operating in the titanium industry since 1958. In 1990, USX and Quantum Chemical Corporation ("Quantum") transferred their entire ownership interest in the Company's immediate predecessor, RMI Company, an Ohio general partnership, to the Company in exchange for shares of Common Stock (the "Reorganization"). Quantum sold its shares of Common Stock to the public while USX retained ownership of its shares. At December 31, 1995, USX owned approximately 51% of the outstanding Common Stock.

INDUSTRY OVERVIEW

     Titanium is one of the newest industrial metals. Its physical characteristics include high strength-to-weight ratio, high temperature performance and superior corrosion and erosion resistance. The first major commercial application of titanium occurred in the early 1950's when it was used as a component in aircraft gas turbine engines. Subsequent applications were developed to use the material in other aerospace component parts and in airframe construction.

     Historically, a majority of the U.S. titanium industry's output has been used in aerospace applications. In recent years, increased quantities of the industry's output have been used in nonaerospace applications. Based on data published by the U.S. Bureau of Mines, in 1995 more than 35% of the total U.S. market shipments, including exports, were made to nonaerospace markets, including the oil and gas, geothermal energy production and chemical process industries and golf club manufacturing.

     Aerospace demand originates from two sectors: commercial and military. Since 1987, commercial aerospace has become the dominant factor in titanium demand. The commercial aerospace sector is expected to continue to dominate the demand for titanium as a result of the expected growth of worldwide airline traffic and the need to repair and replace aging commercial airline fleets and continuing depressed military aerospace markets.

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Over the past 19 years, U.S. titanium mill product shipments registered cyclical peaks of 54 million pounds in 1980 and 55 million pounds in 1989. Beginning in 1991, the industry experienced a dramatic downturn in demand for mill products. Domestic industry shipments fell from 53 million pounds in 1990 to 34 million pounds in 1991, a decrease of 35%, the largest single one year decrease in the history of the industry. Domestic industry shipments only recovered modestly during the years 1991 through 1994. This most recent decline in industry shipments reflected a sharp decline in military aerospace demand, which continues to the present, and a decline in commercial aircraft build rates due in part to significant financial losses suffered by commercial airline carriers. Average realized mill product selling prices also deteriorated throughout this period reaching lows during the years 1993 and 1994 that were approximately 30% below 1990.

     The following table highlights the cyclical nature of the titanium industry by setting forth the total pounds of U.S. mill products shipped during the years 1977 through 1995 and the Company's shipments and average mill product prices during such period.

                    SHIPMENT AND MILL PRODUCT PRICE HISTORY

Measurement
  Period       RMI Shipments      Industry Shipments      RMI Avg. Price
-----------    -------------      ------------------      --------------
'77                  9.6                  21.4                   5.0
'78                 11.3                  30.7                   5.5
'79                 13.0                  33.0                   8.1
'80                 14.0                  39.5                  12.2
'81                 15.0                  35.0                  15.7
'82                 10.0                  28.0                  16.3
'83                  8.5                  23.5                  10.5
'84                 13.7                  31.3                  10.0
'85                 13.7                  31.3                  10.2
'86                 13.0                  29.0                   9.6
'87                 13.7                  30.3                   9.3
'88                 14.5                  34.5                  10.7
'89                 16.0                  38.0                  12.2
'90                 16.5                  34.5                  13.1
'91                 11.5                  21.5                  12.2
'92                 11.5                  23.5                  11.3
'93                 11.3                  24.7                  10.6
'94                 11.6                  23.4                   9.9
'95                 14.4                  28.6                  10.9

Sources: RMI and Titanium Development Association.


     Although military aerospace markets remain depressed, commercial aerospace markets have shown a recent increase in demand. In 1995, most major U.S. commercial airline carriers reported stronger operating profits, and in the second half of 1995 the commercial aerospace industry began to restore depleted inventories of titanium mill products and aircraft manufacturers began to increase build rates. RMI estimates, based on U.S. Bureau of Mines data, that industry mill product shipments to the commercial aerospace market in 1995 were approximately 20 million pounds, an increase of approximately 18% compared to 1994. RMI further estimates, based on U.S. Bureau of Mines data, that total industry shipments in 1995 were approximately 43 million pounds, an increase of 26% compared to 1994.

     The following data, derived from The Airline Monitor, illustrates the cyclical profitability of worldwide members of the International Civil Aviation Organization (excluding countries of the former Soviet Union) and the relationship between their profitability and aircraft orders. RMI can give no assurance as to the extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products. See "Risk
Factors--Dependence on Cyclical Aerospace Markets."

                   AIRLINE PROFITABILITY AND AIRCRAFT ORDERS

Measurement
  Period       Operating Income    Industry Shipments
-----------    ----------------    ------------------
'77                  2629                   348
'78                  3070                   659
'79                   736                   530
'80                  -634                   397
'81                  -692                   269
'82                  -160                   183
'83                  2000                   282
'84                  5100                   360
'85                  4100                   685
'86                  4600                   634
'87                  7200                   631
'88                 10200                 1,021
'89                  7600                 1,345
'90                 -1500                   907
'91                  -500                   462
'92                 -1800                   464
'93                  2300                   407
'94                  8000                   369
'95                 11000                   697


PRODUCTS AND MARKETS

     Titanium mill products consist of products such as ingot, slab, bloom, billet, bar, plate, sheet, strip and welded tube. Fabricated products include pipe, engineered tubular products, hot-formed and superplastically formed parts for aerospace applications, cut shapes and titanium metal powders. Other services include conversion and fabrication services for other titanium and specialty metal producers and project management. In addition, the Company acts as contractor for the U.S. Department of Energy ("DOE") for the remediation and restoration of the Company's closed facilities in Ashtabula, Ohio.

     The amount of the Company's consolidated sales and the percentage of consolidated sales represented by class of product during the five years ended December 31, 1995 were as follows:

                                                                       SALES
                                                              YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------------
                                 1995               1994               1993               1992               1991
                             -------------      -------------      -------------      -------------      -------------
                                                               (Dollars in millions)
Mill products.............   $138.1     81%     $103.8     72%     $ 96.5     76%     $110.5     81%     $128.8     78%
Fabricated products and
  other services..........     26.9     16        31.1     22        20.5     16        16.7     13        17.3     10
Other(1)..................      6.2      3         8.5      6        10.4      8         5.8      4         6.3      4
Discontinued
  products(2).............       --     --          --     --          --     --         2.6      2        13.2      8
                             ------    ---      ------    ---      ------    ---      ------    ---      ------    ---
  Total...................   $171.2    100%     $143.4    100%     $127.4    100%     $135.6    100%     $165.6    100%
                             =======   ====     =======   ====     =======   ====     =======   ====     =======   ====

---------

(1) Includes DOE remediation and restoration contract.

(2) Discontinued products includes titanium sponge, sodium chloride, sodium hypochlorite and metallic sodium, which are no longer manufactured by the Company.

  MILL PRODUCTS

     The Company produces a full range of titanium mill products which are used in both the aerospace and nonaerospace markets.

     Aerospace. Mill product sales to the commercial and military aerospace industries accounted for approximately 64% and 11%, respectively, of RMI's 1995 mill product sales compared to approximately 50% and 13% of RMI's 1994 mill product sales. The Company's products are certified and approved for use by all major domestic and most international manufacturers of commercial and military aircraft and jet engines. Products such as sheet, plate, strip, bar, billet and ingot are utilized in aircraft bulkheads, tail sections, wing supports and carry-through structures and various engine components including rotor blades, vanes, discs, rings and engine cases.

     As of December 31, 1995, the leading manufacturers of commercial aircraft, Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, reported an aggregate of approximately 1,869 planes under firm order and deliverable over the next five years. The comparable backlog as of December 31, 1994 and 1993 was 1,742 planes and 2,025 planes, respectively. Included in this backlog for 1995 are 230 firm orders for the new Boeing 777 wide-body aircraft, which requires more titanium than any other commercial aircraft. Deliveries of commercial aircraft by these three manufacturers totaled 380 in 1995, 432 in 1994, and 546 in 1993. Because it typically takes from 12 to 18 months from placement of an order until delivery of a commercial aircraft, realized delivery rates generally lag behind announced backlog estimates. In addition, changing economic conditions and instability in the domestic commercial airline industry may cause manufacturers to re-evaluate aircraft orders and options, thus affecting realized aircraft delivery rates.

     The following table presents RMI's estimates, based on information from the aircraft manufacturers, of the titanium mill product requirements of selected commercial and military aircraft:

                  ESTIMATED TITANIUM MILL PRODUCT REQUIREMENTS
                                  PER AIRCRAFT
                            (in thousands of pounds)

Commercial:
  Airbus Industrie             BUY-WEIGHT(1)(2)
     A319/A320/A321............       10-15
     A330......................       18-44
     A340......................        32
  Boeing
     737.......................       17-22
     747.......................       60-82
     757.......................       33-37
     767.......................       26-38
     777.......................      80-105
  McDonnell Douglas
     MD-11.....................       63-64
Military:
  General Dynamics             BUY-WEIGHT(1)(2)
     F-16 Falcon...............       6-10
  McDonnell Douglas
     F-15 Eagle................        62
     F/A-18 Hornet.............        16
     C-17......................        193
     F-22......................        120
  Sikorsky
     Blackhawk.................         6
     Super Stallion............        19
     Seahawk...................         5

---------

(1) Due to yield loss during milling and fabrication of parts, a smaller portion of the titanium buy-weight is ultimately used in the aircraft and engines.

(2) Ranges refer to aircraft with variable engine configurations.

     Nonaerospace. Principal nonaerospace mill products include commercially pure (unalloyed) strip, welded tube and plate used for oil and gas, geothermal energy production, chemical processing and pulp and paper equipment. Bar is sold for the production of medical implants and high-performance automotive engine parts. The Company is also a leading supplier of commercially pure titanium plate and strip, which offers superior corrosion resistance and ductility for critical forming and metal expansion required in applications such as heat exchangers and anodes for the chlorine industry. Nonaerospace sales accounted for approximately

25% of the Company's mill product sales in 1995 and 37% of such sales in 1994. Since the Company's entry into strip production in 1984 and tube production in 1986, sales of these two products have grown to a majority of the Company's total nonaerospace mill product sales.

     The use of titanium in golf club heads emerged in 1995 as an important nonaerospace product application for the titanium industry. Titanium was first used in golf club manufacturing in the U.S. in 1988, and management believes the market grew in 1995 to approximately 3.5 million pounds, or approximately 9%, of U.S. industry mill product shipments. While titanium golf clubs have been used in Japan for over six years, with titanium woods currently commanding approximately 60% of the Japanese market, they have only recently gained significant popularity in the U.S. market. Titanium golf clubs have developed as the latest of several technological innovations in the golf industry in the last 25 years.

     Titanium has become a desirable material for golf clubs due to its superior strength-to-weight ratio as compared to steel. This characteristic allows club manufacturers to create a larger club head without increasing the weight of the club and to distribute weight more strategically around the club while maintaining the club's structural integrity. Titanium also has a higher elastic deformation than steel, providing optimal energy transfer at impact with the ball and improved carry and distance. Titanium clubs have attracted the attention of Professional Golf Association ("PGA"), Ladies PGA and Senior PGA tour members, many of whom now use a titanium driver.

     Almost every major golf club manufacturer, including Callaway, Cleveland, Cobra, Lynx, Taylor Made, Titleist and Tommy Armour, is currently marketing a titanium driver, and several of the major manufacturers are using titanium in club heads for other clubs, including woods, irons and putters. Certain golf club manufacturing companies have introduced full sets of titanium golf clubs. A number of golf club head casting companies have announced expansions of their golf club head production facilities.

  FABRICATED PRODUCTS AND OTHER SERVICES

     Fabricated products include pipe, engineered tubular products for the oil and gas and geothermal energy production industries, hot-formed and superplastically formed parts and cut shapes for aerospace applications and titanium metal powders. Titanium powders are used for alloy additions, superconductors, grain refinement of other metals and titanium powder metal parts. Other services include conversion and fabrication services for other titanium and specialty metals producers and project management.

     The Company has devoted significant resources to develop new applications and markets for titanium in the oil and gas and geothermal energy production industries. During 1995, the Company completed shipment of the world's first high-pressure titanium drilling riser for use in the Conoco Heidrun project located in the Norwegian sector of the North Sea (one of the world's largest floating, deep-water oil and gas production platforms). During 1995 the Company was awarded a contract, valued in excess of $3 million, to supply titanium stress joints for use in the Oryx Energy Neptune Production Riser System in the Gulf of Mexico.

     In late 1994, the Company was awarded a three-year contract to supply all of the seamless titanium pipe required for a number of geothermal energy production facilities located in the Imperial Valley of California. The initial order under the contract is valued in excess of $7 million. Deliveries commenced in late 1995 and are continuing in 1996. The Company expects to receive a second order to be produced and shipped during 1996 and 1997.

     The Company continues to work closely with several oil companies and engineering concerns to develop other titanium projects or applications in the oil and gas and geothermal energy production industries. RMI has entered into several cooperative ventures to encourage and develop titanium products for use in the oil and gas industry. For example, in January 1995, the Company entered into an agreement with Stolt Comex Seaway SA ("Stolt Comex"), a Norwegian-based diversified contractor to the offshore oil and gas industry, to combine RMI's and Stolt Comex's expertise to market, engineer, fabricate and install titanium production risers, flow lines and other titanium subsea systems. Pursuant to this agreement, the parties have entered into discussions to form a joint venture if a commercial market for such subsea systems is proven to exist. In addition, in February 1996, the Company, Stolt Comex and Kvaerner Oilfield Products Ltd., a Norwegian engineering concern, entered into an agreement pursuant to which the parties agreed to submit joint bids for titanium riser systems.

  OTHER

     The Company has a long-term agreement with the DOE covering the remediation and restoration of the Company's closed facilities in Ashtabula, Ohio, for which the DOE is responsible as a result of work performed there by the Company for the U.S. government. The Company is serving as the prime contractor during the remediation and restoration period. Revenues will vary year-to-year depending on DOE funding. In 1995, the Company recognized $6.2 million in such revenues compared to $8.5 million in 1994 and $10.4 million in 1993. As the prime contractor, the Company provides management services necessary to complete assessment, clean-up and remediation activities.

EXPORTS

     Most of the Company's exports, with the exception of the drilling riser discussed above under "Products and Markets--Fabricated Products and Other Services," have consisted of titanium mill products used in aerospace markets. Other exports include slab, commercially pure strip, plate and welded tubing used in nonaerospace markets. The Company's export sales in 1995 were approximately $30.1 million. Such sales were made primarily to the European market, where the Company believes it is a leader in supplying alloy flat-rolled titanium mill products as well as rotating-quality billet. The Company's export sales were $39.8 million and $24.2 million in 1994 and 1993, respectively. Export sales in 1994 and 1993 include revenues recognized in connection with the titanium drilling riser contract.

     As a leading supplier of alloy flat-rolled titanium mill products to the European market, the Company has worked through its distributors to secure contracts to furnish mill products to the major European aerospace manufacturers. As a result, the Company has significant export sales to customers in France, the United Kingdom and Germany. In order to enhance its presence in the European market, in 1992 the Company acquired a 40% ownership interest in its French distributor, Reamet, SA. In addition, the Company has expanded its operations in the United Kingdom to include a distribution and service center facility in Birmingham, England. Operations at the facility commenced during the second quarter of 1995. Recently, the Company became a qualified supplier to Rolls Royce Plc and received an order to supply material from the Birmingham facility for use in fan blades and other critical rotating parts in Rolls Royce's family of jet engines.

RAW MATERIALS

     The principal raw materials used in the production of titanium mill products are titanium sponge, a porous metallic material; titanium scrap; and alloying agents. RMI acquires its raw materials from a number of suppliers, both domestic and foreign, under long-term contracts and other negotiated transactions. In 1995, the Company purchased approximately 14 million pounds of titanium sponge. Requirements for sponge vary based upon product mix and the level of scrap usage.

     Following the closure of its sponge production facilities in 1992, the Company began purchasing its titanium sponge from outside sources. The Company has entered into two long-term sponge supply arrangements, each with pricing below the cost of sponge which was produced at the Company's own facilities prior to their closure. In addition, the Company has supplemented its metal requirements with additional sponge and raw material purchases, including titanium scrap, from other U.S. and foreign suppliers.

     One of the sponge contracts, which is with a competitor, permits the Company to purchase up to seven million pounds per year at specified prices per pound during 1996, depending on the volume of sponge purchased, and thereafter through 2003 at the Company's option at either market price (but not below the supplier's cost) or the price in effect under the contract for 1996 plus adjustments for changes in the supplier's costs. The other contract, which is with a Japanese supplier, permits the Company to purchase up to four million pounds of sponge per year through 1999, either at market price or a 1994 base price plus changes in the supplier's costs. In addition, this contract permits the Company to purchase up to an additional two million pounds of sponge at negotiated prices. This contract is subject to renegotiation or termination under certain circumstances. The Company purchases the balance of its sponge requirements pursuant to short-term agreements or at negotiated prices. Prices for the Company's 1996 requirements have already been set under these contracts and other short-term arrangements. In addition, RMI has negotiated at firm prices approximately one-third of its anticipated sponge requirements for customer orders scheduled for delivery in 1997. See "Risk Factors--Dependence on Others for Raw Materials."

     The Company purchases titanium tetrachloride, the primary raw material used in the manufacture of titanium sponge, from SCM Chemicals, Inc. ("SCM") pursuant to a long-term supply agreement expiring in 2003. Titanium tetrachloride is shipped to one of the Company's long-term sponge suppliers where it is used in providing sponge for the Company.

     The Company believes it has adequate sources for titanium sponge, scrap, alloying agents and other raw materials.

COMPETITION AND OTHER MARKET FACTORS

     The titanium metals industry is highly competitive on a worldwide basis. Competition is primarily on the basis of price, quality and timely delivery. Titanium also competes with other metals such as stainless steel and nickel based corrosion resistant alloys.

     Producers of titanium mill products are located primarily in the U.S., Japan, the former Soviet Union, Europe and China. Following closure of the Company's sponge facilities in 1992, Oregon Metallurgical Corporation (Oremet) and Titanium Metals Corporation of America (Timet) are the two remaining U.S. integrated producers that produce their own sponge. There are also a small number of domestic nonintegrated producers that, along with the Company, produce mill products from purchased sponge, scrap or ingot. The Company does not believe, however, that any of its nonintegrated U.S. competitors produce as full a line of mill products as does RMI.

     Imports of titanium mill products from countries that receive the most-favored-nation tariff rate are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. Japanese producers, which benefit from MFN treatment, participate significantly in the European market, but historically have not been a major factor in the U.S. mill products market. The United States currently does not grant MFN treatment to imports, including titanium mill product imports, from the former Soviet Union countries, except Russia. In 1995, a Russian producer began to participate in the U.S. market for titanium mill products. This titanium producer has the largest rated capacity in the world (although management believes practical capacity is substantially less) and could materially affect competition if its exports of titanium mill products were to increase significantly.

MARKETING AND DISTRIBUTION

     RMI markets its titanium mill products and related products and services worldwide. Approximately 80% of the Company's consolidated sales are made through its own sales force and the balance through independent distributors. RMI's domestic sales force has offices in Niles, Ohio; Houston, Texas; Brea, California; Washington, Missouri; and Salt Lake City, Utah. Technical marketing personnel are available to service these offices and to assist in new product applications and development. In addition, the Company's Customer Technical Service and Research and Development Departments, both located in Niles, Ohio, provide extensive customer support.

     In the U.S., RMI has expanded its market share by establishing relationships with several specialized distributors that allow for a targeted marketing approach to large customers that require a full-service distribution supply. RMI also provides a direct distribution service on cut-to-size parts out of its TRADCO, Inc. subsidiary in Washington, Missouri.

     Internationally, RMI maintains a sales office and distribution warehouse in Birmingham, England. In December 1992, the Company completed an acquisition of a 40% ownership interest in its French distributor, Reamet, SA. The Company also has independent distributors covering The Netherlands, Italy, Israel,

Norway, Spain, Sweden, Brazil, Belgium, Germany, Switzerland, Korea, Philippines, Taiwan, South Africa, India and Australia.

MANUFACTURING FACILITIES

     The Company has over 728,000 square feet of manufacturing facilities exclusive of office space, located primarily in Niles, Ohio. The Company's principal manufacturing plants, the principal products produced at such plants and their aggregate capacities are set forth below.

                            MANUFACTURING FACILITIES

                                                                      ANNUAL RATED     ANNUAL PRACTICAL
        LOCATION                           PRODUCT                      CAPACITY         CAPACITY(1)
-------------------------   --------------------------------------   --------------    ----------------
Niles, Ohio                 Ingot (Million Pounds)................          36                 30
Niles, Ohio                 Mill Products (Million Pounds)........          22                 20
Hermitage, Pennsylvania     Tube (Thousand Pounds)................         780                780
Washington, Missouri        Hot-Formed and Superplastically Formed
Sullivan, Missouri          Components (Thousand Press Hours).....          21                 21
Salt Lake City, Utah        Powders (Million Pounds)..............         1.5                1.5

---------

(1) Practical capacity is based on current product mix and yields.

     The Company owns all of the foregoing facilities, except for the Sullivan, Missouri facility and certain buildings and property at Washington, Missouri, all of which are leased. The plants have been constructed at various times over a long period, many of the buildings have been remodeled or expanded and additional buildings have been constructed from time to time.

CONVERSION

     The Company utilizes third-party converters to melt and/or finish approximately 35% of its mill products. The use of these converters raises the Company's effective processing capacity. Certain mill products, such as hot band and cold rolled strip and oversized plate, are produced entirely by such converters using semi-finished titanium mill products supplied by the Company. The Company, however, is responsible for inspecting and delivering these products to customers. The Company maintains long-term relationships with many of these conversion companies.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT

     The Company conducts research, technical and product development activities at facilities in Niles, Ohio. The principal goals of the Company's research program are maintaining technical expertise in the production of titanium mill and fabricated products and providing technical support in the development of new markets and products. In addition to the Company's own funding, certain major customers have assisted in funding the Company's development of specific titanium applications. Research, technical and product development costs totaled $3.4 million in 1995, $3.3 million in 1994 and $2.4 million in 1993. Customer assisted funding, which is treated as a reduction of research and development spending, reduced the Company's portion of research and development expense to $1.8 million in 1995 and $1.5 million in each of 1994 and 1993.

     The Company has research laboratories in Niles with melting, metal processing and metal testing facilities and a corrosion laboratory for support of nonaerospace markets.

PATENTS AND TRADEMARKS

     The Company possesses a substantial body of technical know-how and trade secrets and owns a number of U.S. patents applicable primarily to product formulations and uses. The Company considers its know-how, trade secrets and patents important to conduct its business, although no individual item is considered to be material to the Company's current business.

EMPLOYEES

     As of December 31, 1995, the Company and its subsidiaries employed 844 persons, 180 of whom were classified as administrative and sales personnel. At December 31, 1995, approximately 62 of the 844 employees were directly involved with the DOE remediation and restoration contract at the Company's now closed facilities in Ashtabula, Ohio.

     The United Steelworkers of America ("USWA") represents approximately 440 of the hourly and clerical and technical employees at the Company's plant in Niles, Ohio and the hourly employees at the closed facilities in Ashtabula, Ohio. Other than six hourly workers at the Ashtabula facilities, who are represented by the Oil, Chemicals and Atomic Workers Union, the Company's other employees are not represented by a union. In October 1995, following a five day work stoppage, a three-year labor agreement was reached with the USWA unit at Niles. The hourly employees at the facilities in Ashtabula agreed to a five-year contract on January 15, 1995.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Given the critical nature of many of the aerospace end uses for the Company's products, including specifically their use in critical rotating parts of gas turbine engines, the Company maintains aircraft products liability insurance of $250 million, which includes grounding liability.

     In connection with the closing of the Company's facilities in Ashtabula, Ohio, the Oil, Chemical and Atomic Workers Union, Local 729, commenced an action in 1992 in the U.S. District Court for the Northern District of Ohio, captioned OCAW, Local 7-629, AFL-CIO, et al. vs. RMI Titanium Company, against the Company alleging violation of the notification provisions of the Worker Adjustment and Retraining Notification Act ("WARN"). Three classes of former employees at such facilities have alleged that they did not receive appropriate notice of their pending layoffs or terminations as required under WARN and are seeking back pay for the notification period. The Company believes that it has complied with the provisions of WARN and that the claims are without merit.

  ENVIRONMENTAL

     The Company is subject to extensive federal, state and local laws and regulations concerning environmental matters. During each of 1995 and 1994, the Company spent approximately $0.6 million for environmental-related expenditures. Such expenditures totaled $0.9 million in 1993. The Company broadly estimates environmental-related expenditures, including capital items and compliance costs, will total approximately $3.4 million during the 1996-1997 period.

     In connection with the Reorganization, the Company assumed all responsibility for environmental matters relating to RMI Company and its immediate predecessor, Reactive Metals, Inc., which commenced business on April 1, 1964, and agreed to indemnify Quantum and USX against any liability relating to such environmental matters. Quantum and USX have been named as potentially responsible parties in connection with the Fields Brook Superfund site discussed below. In addition, Quantum initially acquired the Company's now closed Ashtabula facilities in 1950, which it owned until 1964, when they were acquired by Reactive Metals, Inc. Although the Company believes it may have claims with respect to possible remediation and other costs against Quantum for the pre-1964 period, ultimate apportionment of any liability between the Company and Quantum has not been finally agreed upon.

     Active Investigative or Cleanup Sites. The Company is involved in investigative or cleanup projects at certain waste disposal sites, including those discussed below.

     Fields Brook Superfund Site. The Company, together with 31 other companies, has been identified by the U.S. Environmental Protection Agency (the "EPA") as a potentially responsible party ("PRP") with respect to a superfund site defined as the Fields Brook Watershed in Ashtabula, Ohio, which includes the Company's now closed Ashtabula facilities. The EPA's 1986 estimate of the cost of remediation of the Fields Brook sediment operable unit was $48 million. Recent studies, together with improved remediation technology and redefined cleanup standards, have resulted in a more recent estimate of the remediation cost of approximately $25 million. The actual cost of remediation may vary from the estimate depending upon any number of factors.

     The EPA, beginning in March 1989, ordered 22 of the PRPs to conduct a design phase study for the sediment operable unit and a source control study, which studies are currently estimated to cost $19 million. The Company, working cooperatively with fourteen others, is complying with the order and has accrued and has been paying its portion of the cost of such compliance. It is anticipated that the studies will be completed no earlier than late 1996. Actual cleanup is not expected to commence prior to mid-year 1997. The Company's share of the study costs has been established at 9.95%. In June, 1995, the Company and twelve others entered into a Phase 2 (actual cleanup) allocation agreement which assigns 9.44% of the cost to RMI. However, actual percentages may be more or less based on contributions from other parties which are not currently participating in the Phase 2 allocation agreement.

     The Ohio Environmental Protection Agency (the "Ohio EPA") has notified the PRPs of its intention to undertake a Natural Resource Damage Assessment ("NRDA") for the Fields Brook site which could lead to a Natural Resource Damage Claim ("NRDC") against the PRPs. The NRDA cannot be completed until the remediation of the Fields Brook watershed is complete. It is not possible to predict, at this time, the cost to the Company, if any, as a result of the NRDA and any NRDC that might be brought.

     Resource Conservation and Recovery Act of 1975 ("RCRA") Proceedings-Ashtabula Sodium Plant. The Company, through its independent environmental consultant, has identified and reported to the EPA the presence of metals and hazardous organic materials on portions of its closed facilities in Ashtabula, Ohio. As to the organic material, the consultant has determined it originates from an off-site source, and the Company does not anticipate it will be required to clean up this material.

     A Corrective Measures Study report prepared for the Company by the consultant states that the presence of metals would not be expected to have an adverse impact on humans or the environment, and, after conducting a detailed analysis of cleanup alternatives, the study recommended that metals contaminated fill material be consolidated at an on-site landfill and contained in place, at an estimated cost of $1 million. The EPA has approved the Corrective Measures Study but has not yet selected a cleanup alternative. The Company has accrued an amount for this matter.

     Ashtabula River. The Ashtabula River and Harbor has been designated one of 43 Areas of Concern on the Great Lakes by the International Joint Commission. Fields Brook empties into the Ashtabula River, which in turn flows into Lake Erie. The State of Ohio has appropriated $7 million in state funds to the Ashtabula River dredging project to assist in securing federal funds needed to conduct the dredging.

     The Company believes it is most appropriate to use public funds to cleanup a site with regional environmental and economic development implications such as the Ashtabula River and Harbor. The Ashtabula River Partnership ("ARP"), a voluntary group of public and private entities including, among others, the Company, the EPA, and the Ohio EPA, was formed in July 1994 to bring about the remediation of the river. The ARP is working both to design a cost-effective remedy and to secure public funding. Phase 1, the Comprehensive Management Plan, is well underway and is completely funded with public money. To fund Phase 2, the Detailed Design, the Company and at least three other private parties have pledged a voluntary contribution of up to $100,000 each, contingent upon receiving matching federal funds. It is possible that the EPA could determine that the Ashtabula River and Harbor should be designated as an extension of the Fields Brook Superfund site, or, alternatively, as a separate Superfund site. It is not possible at this time to predict the methods or responsibility for any remediation and whether the Company will have any liability for any costs incurred in cleaning up the Ashtabula River and Harbor.

     With respect to each of the above sites, all of which are located in Ohio, the State of Ohio may assert its interests and rights independent of those of the EPA. The Company has notified all its insurers relative to the environmental claims reported above and has demanded that the insurers assume the Company's defense of such claims and indemnify the Company against such claims. During 1993, the Company settled a claim with one insurer for $0.4 million. None of the remaining insurers have agreed to defend or indemnify the Company, and several have denied coverage. However, the Company continues to pursue these claims with its insurers.

     Alleged RCRA Violations. On October 9, 1992, the EPA filed a complaint alleging certain violations of RCRA at the Company's now closed facilities in Ashtabula, Ohio. The EPA's determination is based on information gathered during inspections of the facility in 1991. Under the complaint the EPA proposed to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the preliminary nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     Given the status of the proceedings at certain of these sites, and the evolving nature of environmental laws, regulations, and remediation techniques, the Company's ultimate obligation for investigative and remediation costs cannot be predicted. It is the Company's policy to recognize in its financial statements environmental costs as an obligation becomes probable and a reasonable estimate of exposure can be determined. At December 31, 1995, the amount accrued for future environmental-related costs was $2.4 million. Based on available information, RMI believes that its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 to $6.3 million in the aggregate. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $2.1 million which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites.

     The ultimate resolution of the foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that RMI will remain a viable and competitive enterprise even though it is possible these matters could be resolved unfavorably.

                              RMI TITANIUM COMPANY

                            SELECTED FINANCIAL DATA

    The following selected financial data has been derived from the Consolidated Financial Statements of RMI for each of the five years during the period ended December 31, 1995. The information set forth below should be read in connection with the Consolidated Financial Statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------------------
                                                        1995          1994          1993          1992          1991
                                                      --------      --------      --------      --------      --------
                                                         (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AND PRICE DATA)
STATEMENT OF OPERATIONS DATA:
Sales:
  Mill products....................................   $138,077      $103,790      $ 96,453      $110,509      $128,803
  Fabricated products and other services...........     26,904        31,134        20,512        16,745        17,260
  Other(1).........................................      6,185         8,468        10,432         8,353        19,505
                                                      --------      --------      --------      --------      --------
      Total sales..................................    171,166       143,392       127,397       135,607       165,568
Cost of sales......................................    164,949(2)    140,289       127,486       135,985       204,086  (3)
                                                      --------      --------      --------      --------      --------
  Gross profit (loss)..............................      6,217(2)      3,103           (89)         (378)      (38,518) (3)
Selling, general and administrative expenses.......      9,576         9,531         9,133         9,365        10,687
Research, technical and product development
  expenses.........................................      1,861         1,543         1,542         1,644         3,507
                                                      --------      --------      --------      --------      --------
Operating loss.....................................     (5,220)(2)    (7,971)      (10,764)      (11,387)      (52,712) (3)
Other (expense) income, net........................     (1,622)         (291)        1,554           178          (735)
Interest expense...................................     (4,966)       (3,300)       (2,745)       (2,746)       (3,538)
                                                      --------      --------      --------      --------      --------
Loss before income taxes...........................    (11,808)(2)   (11,562)      (11,955)      (13,955)      (56,985) (3)
Provision (credit) for income taxes................     (7,200)           --            --           107           100
                                                      --------      --------      --------      --------      --------
Loss before cumulative effect of change in
  accounting principle.............................     (4,608)      (11,562)      (11,955)      (14,062)      (57,085)
Cumulative effect of change in accounting
  principle........................................         --        (1,202)(4)   (16,938)(5)        --            --
                                                      --------      --------      --------      --------      --------
Net loss...........................................   $ (4,608)     $(12,764)     $(28,893)     $(14,062)     $(57,085)
                                                      ========      ========      ========      ========      ========
Net loss per common share before cumulative effect
  of change in accounting principle................   $  (0.30)     $  (1.45)     $  (8.14)        (9.66)       (39.17)
Net loss per common share..........................      (0.30)        (1.60)       (19.67)        (9.66)       (39.17)
BALANCE SHEET DATA: (at end of period)
Working capital....................................   $ 86,738      $ 74,694      $ 66,319      $ 72,229      $ 79,820
Total assets.......................................    171,559       160,810       152,471       153,257       173,888
Long-term debt.....................................     64,020        54,740        66,660        62,280        58,800
Total shareholders' equity.........................     36,889        42,596        27,861        63,302        77,705
OPERATING AND OTHER FINANCIAL DATA:
Mill product shipments (thousands of pounds):
  Aerospace........................................     10,526         8,109         7,619         8,699         9,379
  Nonaerospace.....................................      3,884         3,370         3,406         2,585         1,938
                                                      --------      --------      --------      --------      --------
      Total shipments..............................     14,410        11,479        11,025        11,284        11,317
Average realized mill product sales price (per
  pound)...........................................   $  10.23      $   9.63      $   9.60      $  10.20      $  11.69
EBITDA (6).........................................   $  4,632      $ (2,122)     $ (2,912)     $ (4,703)     $ (5,535)
Order backlog at December 31 (7)...................   $134,000      $ 67,000      $ 70,000      $ 53,000      $ 82,000
Active employees at December 31....................        844           817           782           843         1,172

---------

(1) Includes sales of discontinued products of $2.6 million and $13.2 million in 1992 and 1991, respectively.

(2) Includes a charge of $5.0 million reflecting the June 30, 1995 adoption of SFAS No. 121. See Note 7 to the Consolidated Financial Statements.

(3) Includes a charge of $37.1 million relating to the closing of RMI's titanium sponge production facilities.

(4) Reflects the adoption of SFAS No. 112. See Note 11 to the Consolidated Financial Statements.

(5) Reflects immediate recognition of the transition obligation determined as of the January 1, 1993 adoption of SFAS No. 106. See Note 11 to the Consolidated Financial Statements.

(6) EBITDA consists of income before interest expense, income taxes, depreciation and amortization and the charges related to changes in accounting principles in 1995, 1994 and 1993, and a plant closing in 1991. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance.

(7) "Order backlog" is defined as firm purchase orders generally subject, upon payment of specified charges, to cancellation by the customer.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere herein. The following information contains forward-looking statements which involve certain risks and uncertainties. Actual results and events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     Historically, a majority of the U.S. titanium industry's output has been used in aerospace applications. The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Over the past 19 years, titanium mill products shipments registered cyclical peaks of 54 million pounds in 1980 and 55 million pounds in 1989. Beginning in 1991, the industry experienced a dramatic downturn in demand for mill products. Domestic industry shipments fell from 53 million pounds in 1990 to 34 million pounds in 1991, a decrease of 35%, the largest single one year decrease in the history of the industry. This most recent decline in industry shipments reflects a sharp decline in military aerospace demand, which continues to the present, and a decline in commercial aircraft build rates due in part to significant financial losses suffered by U.S. commercial airline carriers. Average realized mill product selling prices deteriorated during the years 1993 and 1994 and were approximately 30% below 1990 levels.

     Although military aerospace markets remain at historically low levels, commercial aerospace markets have shown a recent increase in demand. In 1995, most major commercial airlines reported stronger operating profits and, in the second half of 1995, the commercial aerospace industry began to restore depleted inventories of titanium mill products and aircraft manufacturers began to increase build rates. RMI estimates, based on U.S. Bureau of Mines data, that industry mill products shipments to the commercial aerospace market in 1995 were 20 million pounds, an increase of approximately 18% compared to 1994. RMI further estimates, based on U.S. Bureau of Mines data, that total industry shipments in 1995 were approximately 43 million pounds, an increase of 26% compared to 1994. RMI can give no assurance as to extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products. See "Risk Factors--Dependence on Cyclical Aerospace Markets."

     During 1995, the use of titanium in golf clubs emerged as an important nonaerospace market for the U.S. titanium industry. See "Business--Products and Markets--Mill Products." The Company believes that titanium shipments for use in golf clubs amounted to approximately 9% of total titanium mill product shipments in 1995. Based on industry estimates, RMI believes that industry mill product shipments to the golf club market could increase to eight million pounds in 1996. See "Risk Factors--No Assurance as to New Product and Market Development." The golf club market benefits RMI indirectly by increasing prices for titanium mill products industry-wide. Although demand for titanium scrap for the golf club manufacturing market has placed upward pressure on the Company's raw material costs, this pressure has been more than offset to date by higher selling prices for the Company's mill products.

     In response to industry-wide conditions the Company closed its sponge production facilities in early 1992, which allowed the Company to stem immediately significant losses generated at these plants, as well as maintain the flexibility to purchase titanium sponge and other raw materials, such as foreign or domestic scrap at favorable prices. The Company entered into two long-term titanium sponge supply arrangements which assure a supply of a substantial portion of the Company's expected sponge requirements. Prices for the Company's 1996 requirements, have already been set under these contracts and other short term arrangements. In addition, RMI has negotiated at firm prices approximately one-third of its anticipated sponge requirements for customer orders scheduled for delivery in 1997. See "Risk Factors--Dependence on Others for Raw Materials" and "Business--Raw Materials." These actions have reduced the Company's raw material costs during the years 1993 through 1995 and should continue to improve the Company's competitive position. See "Risk Factors--Dependence on Others for Raw Materials."

     RMI's strategy is to build on its leading position in the worldwide titanium industry while maintaining a strong financial condition and stringent quality, safety and environmental standards. RMI is emphasizing higher margin products in its traditional markets, while continuing to develop new markets and products such as seamless tubulars for oil and gas and geothermal energy production and use of billet for golf club applications. See "Risk Factors--No Assurance as to New Product and Market Development" and "Business--Fabricated Products and Other Services."

RESULTS OF OPERATIONS

     Net Sales. Net sales in 1995 increased by $27.8 million, or 19%, compared to 1994. This increase resulted primarily from an increase in the volume of mill product shipments and higher average selling prices, partially offset by decreased revenues from fabricated products and other services and other sales. Shipments of mill products in 1995 increased to 14.4 million pounds, 25% higher than in 1994, reflecting the increase in demand for mill products from commercial aerospace and other industrial markets. The majority of this increase occurred in the second half of 1995 reflecting strengthening business conditions as the year progressed. Approximately 75% of RMI's 1995 mill product sales were aerospace related compared with approximately 63% in 1994. The Company's average realized mill product selling price increased to $10.23 per pound in 1995, approximately 6% higher than in 1994, and increased to $10.49 per pound in the fourth quarter of 1995. Realized prices were favorably affected in 1995 by increasing demand from the golf club market. See "Overview" above. Because the titanium drilling riser for the Conoco Heidrun project was substantially completed in 1994, sales of fabricated products and other services declined to $26.9 million in 1995 from $31.1 million in 1994. Other sales decreased by $2.3 million, or 27%, compared to 1994 due to decreased funding for the DOE remediation and restoration contract.

     Net sales in 1994 increased by $16.0 million, a 12% increase, compared to 1993. This increase resulted primarily from increased revenues recognized in connection with the titanium drilling riser contract and an increase in mill product shipments. Shipments of mill products increased in 1994 to 11.5 million pounds, 4% higher than in 1993. The Company's average realized selling price for mill products of $9.63 per pound, however, remained virtually unchanged in 1994 compared to 1993. Prices on orders in 1994, while showing slight improvement, reflected soft demand for titanium mill products. Sales of related products and other services increased to $31.1 million in 1994 compared to $20.5 in 1993 primarily as a result of revenues recognized in connection with the titanium drilling riser. Revenue recognized under the DOE remediation and restoration contract decreased from $10.4 million to $8.5 million in 1994 due to decreased DOE funding levels.

     Gross Profit. Gross profit in 1995 improved to $6.2 million, an increase of 100%, compared to $3.1 million in 1994. This improvement relates primarily to increased shipments of titanium mill products and higher realized mill product selling prices, partially offset by a reduction in sales of fabricated products and other services, increases in raw material costs and an asset impairment charge of $5.0 million following the adoption of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     Gross profit in 1994 improved to a profit of $3.1 million compared to a loss of $0.1 million in 1993. This improvement related primarily to the titanium drilling riser contract as well as the favorable impact of increased mill product shipments.

     Selling, General and Administrative Expenses ("SG&A"). SG&A expenses of $9.5 million in 1995 remained virtually flat compared to 1994, despite increased sales in 1995, as a result of the Company's efforts to contain costs. SG&A expenses increased by $0.4 million in 1994 compared to 1993 primarily as a result of increased levels of business activity. As a percentage of sales, SG&A expenses were 5.6% in 1995, 6.6% in 1994 and 7.2% in 1993.

     Research, Technical and Product Development Expenses. The Company's total research spending amounted to $3.4 million in 1995, $3.3 million in 1994 and $2.4 million in 1993. The Company's major research objectives are to maintain its technical expertise in titanium production, provide customer technical support and develop new products and markets. Certain major customers have assisted in funding the

Company's overall product development effort. Such funding, which is included as a reduction of research expense, reduced the Company's portion of research expense to $1.9 million in 1995 and $1.5 million in each of 1994 and 1993, respectively.

     Operating Loss. The operating loss for 1995 amounted to $5.2 million compared to an $8.0 million loss in 1994. This improvement resulted primarily from increased shipments of mill products and higher realized mill product selling prices, partially offset by a $5.0 million asset impairment charge following the adoption of SFAS No. 121. Both shipments and selling prices were favorably impacted by a general increase in demand for titanium mill products.

     The operating loss for 1994 of $8.0 million compared to a loss of $10.7 million in 1993. The improved results in 1994 reflect profit recognized in connection with the titanium drilling riser contract combined with an increase in mill product shipments.

     Other Income (Expense). Other income (expense) for 1995 included a $1.9 million charge for impairment of the Company's investment in a joint venture. Amounts in 1993 include a $1.4 million gain on sales and retirements of equipment and facilities.

     Interest Expense. Net interest expense amounted to $5.0 million in 1995, $3.3 million in 1994 and $2.7 million in 1993. Interest expense increased in 1995 from 1994 due to higher levels of borrowing to support increased business levels and higher overall interest rates. Interest expense increased in 1994 from 1993 due to significantly higher overall interest rates partially offset by lower levels of borrowing.

     Income Taxes. In 1995, an income tax benefit of $7.2 million was recorded to recognize a portion of the Company's deferred tax assets believed more likely than not to be realized under the provisions of SFAS No. 109, "Accounting for Income Taxes." For additional information, see "Income Tax Considerations" below. No tax provision or benefit was recorded in either 1994 or 1993.

     Net Loss. In 1995, the Company reported a net loss of $4.6 million compared to a net loss of $12.8 million in 1994 and $28.9 million in 1993. The 1995 results were adversely affected by a $5.0 million charge resulting from the adoption of SFAS No. 121. The 1994 results were adversely affected by a $1.2 million charge representing the cumulative effect of adopting the provisions of SFAS No. 112, "Employers' Accounting for Postretirement Benefits," while the 1993 results were adversely affected by a $16.9 million charge representing the cumulative effect of adopting the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

QUARTERLY RESULTS OF OPERATIONS AND OTHER FINANCIAL AND OPERATING DATA

     The following table presents certain unaudited consolidated quarterly financial data for 1995 and 1994. In the opinion of the Company's management, this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                               YEAR ENDED DECEMBER 31, 1995                   YEAR ENDED DECEMBER 31, 1994
                        ------------------------------------------      ----------------------------------------
                          4TH        3RD        2ND          1ST          4TH        3RD        2ND        1ST
                        QUARTER    QUARTER    QUARTER      QUARTER      QUARTER    QUARTER    QUARTER    QUARTER
                        -------    -------    -------      -------      -------    -------    -------    -------
                                              (DOLLARS IN THOUSANDS EXCEPT FOR PRICE DATA)
Sales................   $48,530    $42,912    $39,621      $40,103      $38,853    $32,842    $35,337    $36,360
Gross profit.........     5,389      2,890     (3,999)(1)    1,937          887        996        693        527
Operating income
  (loss).............     2,880        199     (7,422)        (877)      (1,754)    (1,984)    (2,017)    (2,216)
Cumulative effect of
  change in
  accounting
  principle..........        --         --         --                        --         --         --     (1,202)
Net income (loss)....     8,731(2)    (967)   (10,509)      (1,863)      (2,830)    (2,780)    (3,023)    (4,131)
Mill product
  shipments
  (thousands of
  pounds)............     3,775      3,762      3,568        3,304        2,849      2,715      3,071      2,843
Average realized mill
  product sales price
  (per pound)........   $ 10.49    $ 10.31    $  9.93      $ 10.19      $ 10.37    $  9.43    $  9.29    $  9.46

---------

(1) Includes a $5.0 million asset impairment charge following the adoption of SFAS No. 121.

(2) Includes a $7.2 million tax benefit.

OUTLOOK

     RMI's order backlog increased to $159 million at February 29, 1996 from $134 million at year-end 1995, $83 million at June 30, 1995 and $67 million at year-end 1994. The following table summarizes the Company's quarterly order backlog for the three years ended December 31, 1995. The Company defines "Order backlog" as firm purchase orders generally subject, upon payment of specified charges, to cancellation by the customer.

                                                      AS OF THE QUARTER ENDED
                                         --------------------------------------------------
                                         DECEMBER 31    SEPTEMBER 30    JUNE 30    MARCH 31
                                         -----------    ------------    -------    --------
                                                           (IN MILLIONS)
      1995............................      $ 134           $110          $83        $ 86
      1994............................         67             61           61          70
      1993............................         70             72           58          59

     During the second half of 1995 and continuing into 1996, the Company has experienced a significant increase in the volume of incoming orders at increased prices. The Company estimates that as of February 29, 1996 orders for approximately 90% of its anticipated 1996 shipments have been booked or shipped at average prices approximately 15% higher than its 1995 average realized mill product selling price of $10.23. The Company is currently booking orders for titanium mill products for delivery in early 1997 at prices greater than $12 per pound. The increase in demand has been driven primarily by the recovery in the commercial aerospace market and the emergence of the golf club market. As facility utilization in the titanium industry continues to grow and lead times lengthen, the Company expects prices on new orders to continue to strengthen.

     The increase in demand for titanium products has put upward pressure on prices for certain raw materials used by the Company. Prices paid by the Company for titanium sponge have remained relatively stable due to the Company's long term supply arrangements. Prices for titanium sponge under the terms of the Company's long-term supply contracts are fixed for 1996, based on the quantity purchased. Purchases of sponge above the quantities available under the contracts would likely be purchased from other sources at higher prices. Due to increased demand resulting primarily from the emerging golf club markets, current prices for titanium scrap, which account for approximately 40% of the Company's raw material requirements, have increased approximately 46% from first quarter 1995 prices. Prices of certain alloying agents have also increased as a result of increased demand. The Company, and others, have announced increased prices and surcharges to recover these increased costs.

     The information included in this "Outlook" section is forward-looking and involves risks and uncertainties that could significantly impact expected results. The Company's outlook is significantly dependent upon the continued growth of the commercial aerospace and golf club markets and its ability to recover its raw material costs in the pricing of its products. See "Risk Factors--Dependence on Cyclical Aerospace Markets" and "--No Assurance as to New Product and Market Development." Other factors include those discussed under "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flows used in operating activities totaled $7.7 million in 1995, $13.2 million in 1994 and $4.2 million in 1993. The change in net cash flows used in operating activities in 1995 compared to 1994 was due primarily to improved results of operations partially offset by an increase in accounts receivable and noncash deferred tax assets. The increase in net cash flows used in operating activities in 1994 compared to 1993 was primarily the result of increased inventory levels required for the Company's long-term contract for the titanium drilling riser. Working capital amounted to $86.7 million at December 31, 1995, compared to $74.7 million at December 31, 1994. The increase in working capital in 1995 compared to 1994 reflects an increase in inventories and accounts receivable. The Company's working capital ratio was 3.73 to 1 at December 31, 1995 compared to 3.60 to 1 at December 31, 1994.

     In 1995, the Company's cash flow requirements for operating losses, capital expenditures and working capital were funded by borrowings under the Existing Credit Facilities. In 1994, the Company's cash flow requirements for operating losses, capital expenditures and working capital were funded through proceeds from a rights offering to holders of Common Stock.

     At December 31, 1995, the Company had borrowings of $58.2 million under the Existing Bank Credit Facility and $5.0 million under the EXIM Bank Credit Facility. Other long-term debt of $0.9 million consisted of industrial revenue bonds. At December 31, 1995, RMI's percentage of total debt to total capitalization was 63%. Assuming the sale of the shares of Common Stock offered hereby had been consummated on December 31, 1995 at a price of $12 per share (based on the closing sales price of the Common Stock on the NYSE Composite Tape on March 5, 1996 and assuming that the Underwriters' overallotment option is not exercised) and application of the proceeds therefrom as set forth under "Use of Proceeds," such percentage at such date would have been 19% (12% if the Underwriters' overallotment option were exercised in full).

     The Company is in the process of negotiating the New Credit Facility which would replace the Existing Bank Credit Facility. See "Capitalization--New Credit Facility." For additional information concerning the Existing Credit Facilities, see Note 9 to the Consolidated Financial Statements included elsewhere herein.

     In early 1994 the Company raised working capital through a rights offering to shareholders. After deducting expenses of the offering, net proceeds increased total shareholders' equity by approximately $26.4 million.

     The Company anticipates that it will be able to fund its 1996 working capital requirements and its capital expenditures primarily from funds generated by operating activities and, to the extent necessary, from borrowings under the New Credit Facility.

STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established standards for accounting for stock-based compensation or allows companies to continue to account for stock-based compensation under the provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and make certain additional disclosures in the notes to financial statements. The new standard is effective for fiscal years beginning after December 15, 1995. It is the Company's intention to continue to account for stock-based compensation in accordance with APB Opinion No. 25 and provide the additional required disclosure in the notes to the consolidated financial statements.

INCOME TAX CONSIDERATIONS

     Section 382 Limitation. At December 31, 1995, the Company had net operating loss carryforward of approximately $104 million available to reduce federal taxable income through 2010. If an "ownership change" were to occur within the meaning of Section 382 of the Code, the utilization of net operating loss carryforwards would be subject to an annual limitation. Generally, an "ownership change" occurs with respect to a corporation if shareholders who own, directly or indirectly, 5% or more of the capital stock of the corporation increase their aggregate percentage ownership of such stock by more than 50 percentage points over the lowest percentage of such stock owned by such shareholders at any time during a prescribed testing period. The sale of the shares of Common Stock offered hereby and the USX Pension Fund Contribution are not expected to result in an ownership change that would cause the annual limitation to apply. In the event the offering and the USX Pension Fund Contribution do not cause such an ownership change, an ownership change could result from other equity transactions immediately following the sale, including transactions such as exercises of stock options, purchases or sales of Common Stock by certain stockholders, including USX and the U.S. Steel Pension Fund, and other issuances of Common Stock by the Company. If the annual limitation were to apply, the amount of the limitation would generally equal the product of
(i) the fair market value of the Company's equity immediately prior to the ownership change, with certain adjustments, including a possible adjustment to exclude certain capital contributions made in the two years preceding the date of the ownership change, and (ii) a long-term tax exempt bond rate of return published monthly by the Internal Revenue Service. Should the annual limitation apply, the Company believes that it would not materially affect the potential use of the net operating loss carryforwards to reduce any future income tax liabilities over time; however, it is possible that the Company's results in a particular year could exceed the annual limitation, in which case such excess would not be reduced by the net operating loss carryforward and the Company's tax liability would be correspondingly higher.

     SFAS No. 109 Effects. SFAS No. 109 requires a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The ultimate realization of all or part of the Company's deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future.

     In making an assessment of realizability at December 31, 1995, the Company considered a number of factors, including the return to profitability in the fourth quarter of 1995, a substantial and growing backlog of profitable orders and a general improvement in overall industry operating conditions and business fundamentals in the Company's key market sectors. The Company concluded that it was appropriate to recognize a portion of its deferred tax assets, corresponding to the level of income which could reasonably be expected over the course of a historical titanium industry business cycle of approximately three years. Accordingly, a portion of the valuation allowance provided in previous years was released, resulting in a credit to income tax expense in 1995 of $7.2 million. The remaining valuation allowance was retained, in light of the requirement in SFAS No. 109 to give weight to objective evidence such as recent losses and the historical titanium industry business cycle.

     When preparing 1996 and future periods' interim and annual financial statements, the Company will periodically evaluate its strategic and business plans, in light of evolving business conditions, and the valuation allowance will be adjusted for future income expectations resulting from that process, to the extent different from those inherent in the valuation allowance established as of December 31, 1995.

     As a result, the application of the SFAS No. 109 valuation allowance determination process could result in recognition of significant income tax provisions or benefits in a single interim or annual period due to changes in income expectations over a horizon that may span several years. Such tax provision or benefit effect would likely be material in the context of the specific interim or annual reporting period in which changes in judgment about more extended future periods are reported. This effect is a consequence of the application of the SFAS No. 109 valuation allowance determination process, which is a balance sheet oriented model and which does not have periodic matching of pretax income or loss and the related tax effects as an objective.

     The Section 382 limitation described above could, if applicable, adversely impact the income tax provision or benefit in a particular year as a result of the application of the SFAS No. 109 valuation allowance determination process; however, it is not expected to have an adverse impact over time.

     If the Company's principal markets continue to exhibit improvement, and such improvement is manifested in positive trends in the value and profitability of customer orders and backlog, additional tax benefits may be reported in future periods as the valuation allowance is further reduced. Alternatively, to the extent that the Company's future profit expectations remain static or are diminished, tax provisions may be charged against pretax income. In either event, such valuation allowance-related tax provisions or benefits should not necessarily be viewed as recurring. Further, subject to the effects, if any, of the limitation described above, the amount of current taxes that the Company can be expected to pay for the foreseeable future is de minimis, and the Company's carryforward tax attributes are viewed by management as a significant competitive advantage to the extent that profits can be sheltered effectively from tax and re-employed in the growth of the business.

ENVIRONMENTAL MATTERS

     The Company is subject to environmental laws and regulations as well as various health and safety laws and regulations that are subject to frequent modifications and revisions. While the costs of compliance for these matters have not had a material adverse impact on RMI in the past, it is impossible to predict accurately the ultimate effect these changing laws and regulations may have on the Company in the future. During each of 1995 and 1994, the Company spent approximately $0.6 million for environmental-related expenditures, such expenditures having totaled $0.9 million in 1993.

     At December 31, 1995, the amount accrued for future environment-related costs was $2.4 million. Based on available information, RMI believes its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 million to $6.3 million, in the aggregate. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $2.1 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects. In 1992, the EPA proposed a $1.4 million civil penalty for alleged failure to comply with RCRA. The Company is contesting the complaint. Based on the preliminary nature of the proceeding the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The ultimate resolution of these environmental matters could individually or in the aggregate be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

     For a further discussion of environmental matters, see "Business--Legal Proceedings--Environmental."

CAPITAL EXPENDITURES

     Gross capital expenditures in 1995 and 1994 amounted to $1.5 million and $1.0 million, respectively. The Company has budgeted capital spending of approximately $5.0 million in 1996. RMI anticipates that it can fund this spending using cash provided from operations.

                                   MANAGEMENT

     The following table sets forth, as of March 1, 1996, certain information regarding RMI's directors and executive officers.

               NAME                     AGE                         POSITION
-----------------------------------     ---      ----------------------------------------------
Craig R. Andersson.................     58       Director
Neil A. Armstrong..................     65       Director
Daniel I. Booker...................     48       Director
Ronald A. Gallatin.................     50       Director
Charles C. Gedeon..................     55       Director
L. Frederick Gieg, Jr. ............     64       Director, President and Chief Executive
                                                 Officer
Robert M. Hernandez................     51       Director, Chairman of the Board
John H. Odle.......................     53       Senior Vice President--Commercial
Timothy G. Rupert..................     49       Senior Vice President and Chief Financial
                                                 Officer
Louis A. Valli.....................     63       Director
Wesley W. von Schack...............     51       Director

     RMI's Board of Directors is currently classified into three classes. At the 1995 Annual Meeting of Shareholders, the Regulations were amended, effective as of the date of the 1996 Annual Meeting of Shareholders, currently scheduled to be held April 25, 1996, to eliminate such classes. At the 1996 Annual Meeting, all directors will be elected for terms of one year and until their successors are elected and qualified.

ADDITIONAL INFORMATION CONCERNING DIRECTORS AND OFFICERS

     Mr. Andersson has been a director since 1990. Mr. Andersson retired as a director and Vice-Chairman of Aristech Chemical Corporation on April 30, 1995. Previously, he was President and Chief Operating Officer, a position he had held since December 4, 1986. Mr. Andersson was President of USS Chemicals Division of USX (the predecessor of Aristech) from 1985. He is a director of Albermarle Corporation. He has a B.S. degree in chemical engineering from the University of Minnesota.

     Mr. Armstrong has been a director since 1990. For 17 years he served with the National Aeronautics and Space Administration and its predecessor agency as an engineer, test pilot, astronaut and administrator. From 1971 to 1979 he was professor of aerospace engineering at the University of Cincinnati. He became Chairman of Cardwell International, Ltd. in 1980; Chairman of CTA, Inc. in 1982; and Chairman of AIL Systems, Inc. in 1989. He is a director of Cinergy Corporation, Cincinnati Milacron, Inc., Eaton Corporation, Thiokol Corp., and USX. He has a B.S. degree in aeronautical engineering from Purdue University and an M.S. in aeronautical engineering from the University of Southern California.

     Mr. Booker has been a director since 1995. He is a partner of the law firm of Reed Smith Shaw & McClay, headquartered in Pittsburgh, Pennsylvania. Since 1992, he has been Managing Partner, or chief executive, of Reed Smith. He received an undergraduate degree from the University of Pittsburgh and a law degree from the University of Chicago.

     Mr. Gallatin has been a director since 1996. He served as a Managing Director of Lehman Brothers Inc., where he was a member of the firm's Operating Committee and its Director of Corporate Strategy and Product Development until his retirement on December 31, 1995. He is currently a Senior Advisor to Lehman Brothers Inc. A graduate of New York University, and both Brooklyn and New York University Law Schools, Mr. Gallatin has B.S., J.D. and L.L.M. (Taxation) degrees and is a Certified Public Accountant.

     Mr. Gedeon has been a director since 1991. He is Executive Vice President-Raw Materials & Diversified Businesses of the U.S. Steel Group of USX. From 1983 until he joined USX in 1986, Mr. Gedeon had been Vice
President-Operations of National Steel Corporation. Mr. Gedeon is a director of the U.S. Steel Group of USX Corporation.

     Mr. Gieg has been a director and President and Chief Executive Officer of the Company since 1990 and was President and Chief Executive Officer of its predecessor since September 1, 1982. Previously, Mr. Gieg had been Vice President and General Manager of the Western Steel Division of what is now the U.S. Steel Group of USX. He began his career with USX in June 1953. He has a B.A. degree from Dartmouth College and a degree from the Advanced Management Program at Harvard University.

     Mr. Hernandez has been Chairman and a director since 1990. He is Vice Chairman and Chief Financial Officer of USX and has been a director of USX since 1991. Mr. Hernandez has an undergraduate degree from the University of Pittsburgh and an M.B.A. from the Wharton Graduate School of the University of Pennsylvania. He is a director of ACE Limited, Compass Capital Fund and Marinette Marine Corporation. Mr. Hernandez is also a director of the U.S. Steel Pension Fund.

     Mr. Odle has been Senior Vice President--Commercial of RMI and its predecessor since 1989 and served as Vice President-Commercial from 1978 until 1989. Prior to that, Mr. Odle served as General Manager-Sales. He has 18 years of service with RMI and its predecessor and began his career as a commercial management trainee in 1964 with USX. Mr. Odle is a graduate of Miami University, Oxford, Ohio.

     Mr. Rupert was appointed Senior Vice President and Chief Financial Officer in March 1994 and had served as Vice President and Chief Financial Officer since September 1991. Prior to joining RMI, Mr. Rupert was employed by USX for 23 years in various accounting and finance positions.

     Mr. Valli has been a director since 1993. He was Senior Vice
President-Employee Relations of USX until he retired on February 29, 1996. He is retiring from the RMI Board of Directors as of April 25, 1996. He began his career with USX in 1954.

     Mr. von Schack has been a director since 1991. He has been a director of DQE, Inc. since 1989 and of Duquesne Light Company since 1986 and is Chairman of the Board, President and Chief Executive Officer of DQE and of Duquesne Light. DQE is the parent company of Duquesne Light. He is also a director of Mellon Bank Corporation and Mellon Bank, N.A.

                          DESCRIPTION OF CAPITAL STOCK

     RMI is authorized to have outstanding 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). As of February 29, 1996, there were 15,393,532 shares of Common Stock outstanding. All of the shares of Common Stock issued and outstanding as of the date of this Prospectus are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable. The Preferred Stock is issuable in one or more series, with such designations, dividend rates, dates at which dividends shall be payable and from which they shall be cumulative, redemption rights and prices, sinking fund requirements, liquidation prices, conversion rights and restrictions as the Board of Directors shall fix, subject to any limitations prescribed by law and to the provisions of the Amended Articles of Incorporation. No shares of Preferred Stock have been issued.

     Each holder of shares of Common Stock is entitled to one vote for each share upon all matters presented to shareholders. Each holder of Preferred Stock is entitled to one vote for each share thereof and generally votes together with the Common Stock as one class on all matters, except that Preferred Stock is entitled to vote separately to elect two additional Directors in the event of a default in the payment in six quarters of dividends on any series of such class until no quarterly dividend is in arrears. In addition, under Ohio law, holders of Preferred Stock have the right to vote separately as a class on specified matters.

     The Common Stock is not subject to redemption and has no conversion rights. Upon liquidation, holders of Common Stock are entitled to receive pro rata all assets of RMI remaining after payment of debts and liquidation preferences and accrued and unpaid dividends relating to the Preferred Stock.

     No holder of Common Stock or Preferred Stock has any preemptive rights or cumulative voting rights.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of RMI out of funds legally available for the payment of dividends. Dividends on Preferred Stock may be cumulative in preference to holders of Common Stock at such rates and from such dates as shall be set by the Directors. Dividend payments are prohibited to the holders of Common Stock, unless all accrued and unpaid dividends have been paid to the holders of the Preferred Stock.

     RMI's Amended Articles of Incorporation may be amended by the affirmative vote of at least two-thirds of the voting power of the Company and, if required by applicable law, at least two-thirds of the outstanding Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Under RMI's Amended Articles of Incorporation on February 29, 1996, there were 14,606,468 authorized and unissued shares of Common Stock and five million shares of undesignated Preferred Stock. The unissued shares of Common Stock, to the extent not reserved for issuance pursuant to RMI's stock option and stock plans, may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to make corporate acquisitions. Except for the issuance of Common Stock pursuant to certain director and employee benefit plans, RMI does not currently have any plans to issue additional shares of Common Stock or any shares of Preferred Stock.

     One of the effects of the existence of unissued and unreserved Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of RMI's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in RMI's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, except with respect to voting rights, RMI's Amended Articles of Incorporation grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, including the power to convert Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other powers to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of the holders of the Common Stock. It should be noted that, although Ohio law and RMI's Amended Articles of Incorporation would not require shareholder approval to issue authorized shares, historically the NYSE on which the Common Stock is listed, has prohibited certain issuances and has required shareholder approval of certain other issuances as a condition of listing the additional shares or, in some instances, of continued listing of the outstanding shares.

     In addition, certain other charter provisions, which are described below, may have the effect, alone or in combination with each other or with the existence of authorized but unissued capital stock, of rendering more difficult or discouraging an acquisition of RMI deemed undesirable by the Board of Directors.

CERTAIN PROVISIONS OF RMI'S ARTICLES OF INCORPORATION AND REGULATIONS

     Classified Board of Directors. RMI's Regulations have been amended, effective as of the date of the 1996 Annual Meeting of Shareholders, currently scheduled to be held April 25, 1996, to eliminate the classified nature of its Board of Directors. At the Annual Meeting, all directors will be elected to serve terms expiring at the next annual meeting of shareholders.

     Size of Board of Directors; Removal of Directors; Filling of Vacancies on the Board of Directors. RMI's Regulations provide that the number of directors may be changed from time to time, by the directors or at a meeting of shareholders called for the purpose of electing directors, but shall not be fewer than three nor more than twelve. Under Ohio law, unless the articles of incorporation or regulations otherwise provide, a director may be removed by the shareholders with or without cause. RMI's Regulations specifically provide that directors may be removed only for cause. RMI's Regulations also provide that vacancies on the Board of Directors that may occur between annual meetings shall be filled only by the Board of Directors. In addition, these provisions specify that any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

     Calling of Meetings of Shareholders. RMI's Regulations provide that special meetings of shareholders may be called by a shareholder or shareholders only if they hold 50% of the shares of stock entitled to vote.

     Certain Voting Provisions. RMI's Amended Articles of Incorporation provide that the approval of holders of at least two-thirds of the voting power of RMI (and, if required by applicable law, a class vote of preferred holders) is required to approve a merger or consolidation if under Ohio law such merger or consolidation would have to be submitted to RMI's shareholders, a sale or disposition of all or substantially all the assets of RMI or a dissolution of RMI.

CERTAIN PROVISIONS OF OHIO LAW

     RMI is subject to certain provisions of Ohio law that may discourage or render more difficult an unsolicited takeover of RMI. The Merger Moratorium Act prohibits certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation involving, or for the benefit of, certain beneficial holders of stock representing 10% or more of the voting power of the corporation (a "10% shareholder"), unless (i) the transaction is approved by the directors prior to the time that the 10% shareholder became a 10% shareholder (the "Shareholder Acquisition Date"), (ii) the acquisition of 10% of the voting power is approved by the directors prior to the Shareholder Acquisition Date or (iii) the transaction involves a 10% shareholder that has been such for at least three years and (a) the transaction is approved by holders of two-thirds of the voting power of the corporation and the holders of a majority of the voting power not owned by 10% shareholders, or (b) certain minimum price and form of consideration requirements are met.

     The Control Share Act provides that the acquisition of shares entitling the holder to exercise voting power in certain ranges (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act. The Profit Disgorgement Act, which is contained in Section 1707.043 of the Ohio Revised Code, provides Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a discussion of certain anticipated United States income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in the Code. This discussion does not deal with all aspects of United States income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS URGED TO CONSULT A TAX ADVISOR REGARDING CURRENT AND POSSIBLE FUTURE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend, or at a lesser applicable treaty rate. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons.

     In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or at a lesser applicable treaty rate.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) with RMI or its paying agent.

     A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS").

SALE OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of its Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) the Non-United States Holder is an individual who holds the Common Stock as a capital asset and is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or other disposition occurs and certain other conditions are met or (iii) RMI is or has been a "United States real property holding corporation" for federal income tax purposes.

     RMI has not determined whether it is a "United States real property holding corporation" for federal income tax purposes. If RMI is or becomes a "United States real property holding corporation," so long as the Common Stock continues to be regularly traded on an established securities market, only a Non-United States Holder who holds or held (during the five year period preceding such disposition) more than 5% of the Common Stock will be subject to federal income tax on the sale or other disposition of such stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of dividends to a Non-United States Holder at an address outside the United States will generally not be subject to information reporting and backup withholding (unless the payor has actual knowledge that the payee is a United States person). The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. The IRS has indicated, however, that it is studying the possible application of backup withholding in the case of a foreign office of a broker that is (a) a United States person, (b) a United States controlled foreign corporation or (c) a foreign person 50% or more of whose gross income for certain periods is from a United States trade or business. Moreover, in the case of foreign offices of such brokers, information reporting will apply to such payments of proceeds unless (1) such broker has documentary evidence in its files of the beneficial owner's foreign status and does not have actual knowledge to the contrary or (2) the beneficial owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

ESTATE TAX

     Common Stock owned, or treated as owned, by a nonresident alien individual at the time of his death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                                  NUMBER OF
                                 UNDERWRITERS                                      SHARES
                                 ------------                                     ---------
Lehman Brothers Inc. .........................................................
Salomon Brothers Inc .........................................................

                                                                                  ---------
     Total....................................................................    4,000,000
                                                                                  ==========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the shares of Common Stock offered hereby are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock offered hereby directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such initial public offering price less a selling concession not in excess of $ per share. The selected dealers may reallow a concession not in excess of $ per share to certain brokers and dealers. After the initial offering of the Common Stock, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 600,000 shares of Common Stock at the initial public offering price less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company, its directors (excluding Mr. L. Frederick Gieg, Jr., President and Chief Executive Officer) and USX have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days following the date of this Prospectus, without the prior consent of the Representatives of the Underwriters. Certain officers, including Mr. Gieg, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days following the date of this Prospectus without the prior consent of the Representatives of the Underwriters. In addition, the U.S. Steel Pension Fund has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior consent of the Representatives of the Underwriters. See "Risk Factors--Shares Available for Sale."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     Ronald L. Gallatin, a director of the Company, is a Senior Advisor to Lehman Brothers Inc.

     Lehman Brothers Inc. and Salomon Brothers Inc, and certain of their affiliates, have from time to time provided investment banking, financial advisory and other services to the Company and its affiliates, including USX, in the ordinary course of their respective businesses.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for RMI by D. D. Sandman, Esq., General Counsel and Secretary of USX. The Law Department of the U.S. Steel Group of USX acts as counsel to RMI. Mr. Sandman, in his capacity as General Counsel and Secretary of USX, is paid a salary by USX and participates in various employee benefit plans offered to officers of USX generally. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017. Simpson Thacher & Bartlett will rely upon the opinion of D. D. Sandman as to certain matters of Ohio law.

                                    EXPERTS

     The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included and in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              RMI TITANIUM COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     PAGE
                                                                                     ----
Report of Independent Accountants.................................................   F-2
Consolidated Statement of Operations for the years ended
  December 31, 1995, 1994 and 1993................................................   F-3
Consolidated Balance Sheet at December 31, 1995 and 1994..........................   F-4
Consolidated Statement of Cash Flows for the years ended
  December 31, 1995, 1994 and 1993................................................   F-5
Consolidated Statement of Shareholders' Equity for the years ended
  December 31, 1995, 1994 and 1993................................................   F-6
Notes to Consolidated Financial Statements........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of RMI Titanium Company

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of RMI Titanium Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the financial statements, in 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ." As discussed in Note 11 to the financial statements, in 1994 the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." As discussed in Note 11 to the financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

PRICE WATERHOUSE LLP
Pittsburgh, Pennsylvania
January 26, 1996

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                           --------------------------------------
                                                              1995          1994          1993
                                                           ----------     ---------     ---------
Sales....................................................  $  171,166     $ 143,392     $ 127,397
Operating costs:
Cost of sales (Note 7)...................................     164,949       140,289       127,486
Selling, general and administrative expenses.............       9,576         9,531         9,133
Research, technical and product development expenses.....       1,861         1,543         1,542
                                                           ----------     ---------     ---------
          Total operating costs..........................     176,386       151,363       138,161
                                                           ----------     ---------     ---------
Operating loss...........................................      (5,220)       (7,971)      (10,764)
Other (expense) income--net..............................      (1,622)         (291)        1,554
Interest expense.........................................      (4,966)       (3,300)       (2,745)
                                                           ----------     ---------     ---------
Loss before income taxes.................................     (11,808)      (11,562)      (11,955)
Provision (credit) for income taxes (Note 8).............      (7,200)           --            --
                                                           ----------     ---------     ---------
Loss before cumulative effect of change in accounting
  principle..............................................      (4,608)      (11,562)      (11,955)
Cumulative effect of change in accounting principle
  (Note 11)..............................................          --        (1,202)      (16,938)
                                                           ----------     ---------     ---------
Net loss.................................................  $   (4,608)    $ (12,764)    $ (28,893)
                                                            =========      ========      ========
Net loss per common share:
  Before cumulative effect of change in accounting
     principle...........................................  $    (0.30)    $   (1.45)    $   (8.14)
  Cumulative effect of change in accounting principle....          --         (0.15)       (11.53)
                                                           ----------     ---------     ---------
Net loss.................................................  $    (0.30)    $   (1.60)    $  (19.67)
                                                            =========      ========      ========
Weighted average shares outstanding (Note 4).............  15,301,854     7,958,395     1,468,885
                                                            =========      ========      ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                         1995          1994
                                                                       ---------     ---------
                                            ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................................  $     509     $     385
Receivables, less allowance for doubtful accounts of $1,670 and
  $704...............................................................     41,251        28,846
Inventories..........................................................     74,053        72,466
Deferred tax asset...................................................      1,036            --
Other current assets.................................................      1,656         1,674
                                                                       ---------     ---------
     Total current assets............................................    118,505       103,371
Property, plant and equipment, net of accumulated depreciation.......     39,964        50,016
Noncurrent deferred tax asset........................................      6,164            --
Other noncurrent assets..............................................      6,926         7,423
                                                                       ---------     ---------
     Total assets....................................................  $ 171,559     $ 160,810
                                                                       =========     =========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt....................................  $     120     $     120
Accounts payable.....................................................     17,646        17,832
Accrued wages and other employee costs...............................      7,237         7,238
Other accrued liabilities............................................      6,764         3,487
                                                                       ---------     ---------
     Total current liabilities.......................................     31,767        28,677
Long-term debt.......................................................     64,020        54,740
Accrued postretirement benefit cost..................................     18,795        17,286
Noncurrent pension liabilities.......................................     18,078        15,501
Other noncurrent liabilities.........................................      2,010         2,010
                                                                       ---------     ---------
     Total liabilities...............................................    134,670       118,214
                                                                       ---------     ---------
Contingencies (see Note 15)..........................................
SHAREHOLDERS' EQUITY:
Preferred Stock, no par value; 5,000,000 shares authorized;
  no shares outstanding..............................................         --            --
Common Stock, $0.01 par value, 30,000,000 shares authorized;
  15,908,091 and 15,838,661 shares issued (Note 4)...................        159           158
Additional paid-in capital (Note 4)..................................    151,715       151,058
Accumulated deficit..................................................   (103,526)      (98,918)
Excess minimum pension liability.....................................     (8,381)       (6,633)
Treasury Common Stock, at cost (shares: 1995-568,198;
  1994-567,100)......................................................     (3,078)       (3,069)
                                                                       ---------     ---------
     Total shareholders' equity......................................     36,889        42,596
                                                                       ---------     ---------
     Total liabilities and shareholders' equity......................  $ 171,559     $ 160,810
                                                                       =========     =========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31
                                                              ----------------------------------
                                                                1995         1994         1993
                                                              --------     --------     --------
CASH PROVIDED FROM (USED IN) OPERATIONS:
Net loss...................................................   $ (4,608)    $(12,764)    $(28,893)
Adjustment for items not affecting funds from operations:
  Change in accounting principle...........................      5,031        1,202       16,938
  Compensation expense for stock appreciation rights.......      1,465           --           --
  Depreciation.............................................      6,443        6,140        6,298
  Deferred income taxes....................................     (7,200)          --           --
  Impairment of joint venture investment...................      1,901           --           --
  Other-noncash charges--net...............................      2,137        1,757         (493)
                                                              --------     --------     --------
                                                                 5,169       (3,665)      (6,150)
                                                              --------     --------     --------
CHANGES IN ASSETS AND LIABILITIES (EXCLUDING CASH):
Receivables................................................    (13,159)        (248)      (3,792)
Inventories................................................     (1,587)     (14,974)       1,332
Accounts payable...........................................       (186)       6,062        2,881
Other current liabilities..................................      2,469         (331)       2,475
Other assets and liabilities...............................       (732)         197         (883)
Other......................................................        301         (258)         (92)
                                                              --------     --------     --------
                                                               (12,894)      (9,552)       1,921
                                                              --------     --------     --------
          Cash used in operating activities................     (7,725)     (13,217)      (4,229)
                                                              --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in joint ventures............................         --         (172)      (1,216)
  Proceeds from sale of facilities.........................        130          120        2,124
  Capital expenditures.....................................     (1,552)      (1,063)      (1,014)
                                                              --------     --------     --------
          Cash used in investing activities................     (1,422)      (1,115)        (106)
                                                              --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of Common Stock...............         --       26,422           --
  Net borrowings under revolving credit agreements.........      9,400       15,750        4,500
  Debt repayments..........................................       (120)     (27,670)        (120)
  Treasury Common Stock repurchased........................         (9)         (78)         (22)
                                                              --------     --------     --------
          Cash from financing activities...................      9,271       14,424        4,358
                                                              --------     --------     --------
Increase in cash and cash equivalents......................        124           92           23
Cash and cash equivalents at beginning of period...........        385          293          270
                                                              --------     --------     --------
Cash and cash equivalents at end of period.................   $    509     $    385     $    293
                                                              ========     ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (net of amounts capitalized)........   $  4,320     $  3,283     $  2,548
                                                              ========     ========     ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                           EXCESS
                                                                     ADDT'L.     RETAINED     TREASURY    MINIMUM
                              SHARES       COMMON      DEFERRED      PAID-IN     EARNINGS      COMMON     PENSION
                            OUTSTANDING    STOCK     COMPENSATION    CAPITAL     (DEFICIT)     STOCK      LIABILITY
                            -----------    ------    ------------    --------    ---------                --------
Balance at December 31,
  1992.....................  14,604,384    $ 152        $ (249)      $124,306    $ (57,261)   $(2,969 )   $  (677 )
Compensation expense
  recognized...............          --       --           245             --           --         --          --
Shares issued for
  Restricted Stock Plans...     122,700        1          (201)           200           --         --          --
Shares issued in lieu of
  Directors'
  Compensation.............      35,439       --            --             72           --         --          --
Treasury Common Stock
  purchases at cost........     (12,064)      --            --             --           --        (22 )        --
Net loss...................          --       --            --             --      (28,893)        --          --
Excess minimum pension
  liability................          --       --            --             --           --         --      (6,843 )
                            -----------    ------       ------       --------    ---------    --------    --------
Balance at December 31,
  1993.....................  14,750,459    $ 153        $ (205)      $124,578    $ (86,154)   $(2,991 )   $(7,520 )
Compensation expense
  recognized...............          --       --           205             --           --         --          --
One-for-ten reverse stock
  split effective March 31,
  1994 (Note 3)............ (13,275,414)    (138 )          --            138           --         --          --
Shares issued as result of
  Rights Offering (Note
  3).......................  13,775,057      143            --         26,279           --         --          --
Shares issued in lieu of
  Directors'
  Compensation.............      25,783       --            --             59           --         --          --
Treasury Common Stock
  purchased at cost........      (4,564)      --            --             --           --        (78 )        --
Shares issued for
  Restricted Stock Award
  Plans....................         240       --            --              4           --         --          --
Net loss...................          --       --            --             --      (12,764)        --          --
Excess minimum pension
  liability................          --       --            --             --           --         --         887
                            -----------    ------       ------       --------    ---------    --------    --------
Balance at December 31,
  1994.....................  15,271,561    $ 158        $   --       $151,058    $ (98,918)   $(3,069 )   $(6,633 )
Shares issued in lieu of
  Directors'
  Compensation.............       4,952       --            --             38           --         --          --
Treasury Common Stock
  purchased at cost........      (1,098)      --            --             --           --         (9 )        --
Shares issued for
  Restricted Stock Award
  Plans....................      10,000       --            --             71           --         --          --
Shares issued from exercise
  of employee stock
  options..................      54,478        1            --            548           --         --          --
Net loss...................          --       --            --             --       (4,608)        --          --
Excess minimum pension
  liability................          --       --            --             --           --         --      (1,748 )
                            -----------    ------       ------       --------    ---------    --------    --------
Balance at December 31,
  1995.....................  15,339,893    $ 159        $   --       $151,715    $(103,526)   $(3,078 )   $(8,381 )
                            ============   ========  =============   =========   ==========   ========    ==========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1--ORGANIZATION AND OPERATIONS:

     The consolidated financial statements of RMI Titanium Company (the "Company") include the financial position and results of operations for the Company and its subsidiaries.

     The Company is a successor to entities that have been operating in the titanium industry since 1958. In 1990, USX Corporation ("USX") and Quantum Chemical Corporation ("Quantum") transferred their entire ownership interest in the Company's immediate predecessor, RMI Company, an Ohio general partnership, to the Company in exchange for shares of the Company's Common Stock (the "Reorganization"). Quantum then sold its shares to the public. USX retained ownership of its shares. At December 31, 1995, approximately 50.7% of the outstanding Common Stock was owned by USX. For additional information on the Company's capital structure, see Note 4.

     The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. In 1995, no single customer accounted for more than 10% of consolidated revenues. In the years ended December 31, 1995, 1994 and 1993, export sales were $30.1 million, $39.8 million, and $24.2 million, respectively, principally to customers in Western Europe.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation:

     The consolidated financial statements include the accounts of RMI Titanium Company and its majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

  Use of estimates:

     Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year.

  Inventories:

     Inventories are primarily valued at cost as determined by the last-in, first-out (LIFO) method which, in the aggregate, is lower than market. Inventory costs generally include materials, labor costs and manufacturing overhead (including depreciation).

  Depreciation and amortization:

     In general, depreciation and amortization of properties is determined using the straight-line method over the estimated useful lives of the various classes of assets.

  Retirement and disposal of properties:

     The cost of properties retired or otherwise disposed of, together with the accumulated depreciation provided thereon, is eliminated from the accounts. The net gain or loss is recognized in other income and expense.

  Maintenance and repairs:

     Routine maintenance, repairs and replacements are charged to operations. Expenditures that materially increase values, change capacities or extend useful lives are capitalized.

  Long-lived assets:

     Effective June 30, 1995, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new standard requires that certain long-lived and intangible assets be written down to fair value whenever an impairment review indicates that the carrying value of the asset cannot be recovered. (See Note 7).

  Revenue and cost recognition:

     Revenues from the sale of commercial products are recognized upon passage of title to the customer, which in most cases coincides with shipment. Revenues from long-term, fixed-price contracts are recognized on the percentage-of-completion method, measured based on the achievement of certain milestones in the production and fabrication process. Such milestones have been weighted based on the critical nature of the operation performed, which management believes is the best available measure of progress on these contracts. Revenues related to cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

     Contract costs comprise all direct material and labor costs, including outside processing fees, and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     Contract costs and estimated earnings on uncompleted contracts, net of progress billings, are included in the consolidated balance sheet under "Inventories."

  Pensions:

     The Company and its subsidiaries have a number of noncontributory pension plans which cover substantially all employees. Most employees are covered by defined benefit plans in which benefits are based on years of service and annual compensation. Contributions to the defined benefit plans, as determined by an independent actuary in accordance with regulations, provide not only for benefits attributed to date but also for those expected to be earned in the future.

     The Company's policy is to fund pension costs at amounts equal to the minimum funding requirements of ERISA plus additional amounts as may be approved from time to time.

  Postretirement benefits:

     The Company provides certain health care benefits and life insurance coverage for certain of its employees and their dependents. Under the Company's current plans, certain of the Company's employees will become eligible for those benefits if they reach retirement age while working with the Company.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," ("SFAS No. 106"). The new standard requires accrual accounting for postretirement benefits, similar to accounting for pensions, rather than recognizing cost as claims are paid, which was the method the Company previously used. As permitted by SFAS No. 106, the Company elected to recognize the accumulated postretirement benefit obligation at adoption (transition obligation) immediately as a cumulative effect of a change in accounting principle.

     The Company does not prefund postretirement benefit costs, but rather pays claims as presented.

  Income tax:

     In connection with the Reorganization, the tax basis of the Company's assets at that time reflected the fair market value of the Common Stock then issued by the Company. The new tax basis was allocated to all assets of the Company based on federal income tax rules and regulations, and the results of an independent appraisal. For financial statement purposes, the Company's assets are carried at historical cost. As a result, the tax basis of a significant portion of the Company's assets exceeds the related book values and depreciation and amortization for tax purposes exceeds the corresponding financial statement amounts.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Prior to the adoption of SFAS No. 109, the Company accounted for income taxes pursuant to Statement of Financial Accounting Standards No. 96 ("SFAS No. 96") "Accounting for Income Taxes." The change from SFAS No. 96 to SFAS No. 109 did not have a material effect on the financial position, results of operations or cash flows of the Company.

  Stock-based compensation:

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." The statement established standards for accounting for stock-based compensation or allows companies to continue to account for stock-based compensation under the provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and make certain additional disclosures in the notes to financial statements. The new standard is effective for fiscal years beginning after December 15, 1995. It is the Company's intention to continue to account for stock-based compensation in accordance with APB Opinion No. 25 and provide the additional required disclosure pursuant to the provisions of SFAS No. 123 in the notes to the financial statements.

  Cash flows:

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3--LONG-TERM CONTRACTS:

     During 1993, the Company executed an agreement to supply all the titanium components for the world's first high-pressure drilling riser for use by a major oil company in development of a project in the Norwegian sector of the North Sea (the "Riser Contract"). Work commenced on the Riser Contract during the third quarter of 1993, and is now completed with final shipments of the riser joints having been made in the first quarter of 1995. During the fourth quarter of 1994, the Company was awarded a three year contract to supply all of the titanium pipe casing required for a geothermal energy facility located in the Imperial Valley of California. The initial release under the contract was delivered in late 1995, and early 1996.

     During 1995, 1994 and 1993, the Company recorded estimated revenues earned under the above referenced contracts of $5.8 million, $13.2 million and $4.3 million respectively. At December 31, 1995 and 1994, there were $2.5 million and $8.1 million, respectively, included in the consolidated balance sheet under "Inventories," which represents the amount of cost incurred on the contracts, plus estimated earnings, less progress billings. (See Notes 5 and 6).

     In October 1993, the Company executed a long-term contract with the U.S. Department of Energy ("DOE") covering the remediation and restoration of the Company's former Extrusion Plant in Ashtabula, Ohio. The contract calls for the Company to earn fees on cost-plus-fee basis, and acknowledges the DOE's responsibility for the remediation of the site. During 1995, 1994 and 1993, the Company recognized revenues, including fees, of $6.2 million, $8.5 million and $10.4 million, respectively, under the contract. Total estimated revenues under this contract are not determinable.

NOTE 4--REVERSE STOCK SPLIT AND RIGHTS OFFERING:

     At its Annual Meeting held on March 31, 1994, the Company's shareholders approved an amendment to the Articles of Incorporation of the Company, effecting a one-for-ten reverse stock split. A Certificate of

Amendment to the Articles of Incorporation was filed with the Ohio Secretary of State on March 31, 1994, and the reverse split became effective on that date. Pursuant to the reverse split, each certificate representing shares of Common Stock outstanding immediately after the reverse split was deemed to represent one-tenth the number of shares it represented immediately prior to the reverse split. In order to supplement its financial resources and provide financing for new titanium market opportunities, the Board of Directors approved a rights offering to raise up to $30 million. Each record holder of Common Stock at the close of business on June 24, 1994 received five transferable rights for each share of Common Stock. Each right entitled the holder to purchase two shares of RMI Common Stock for a price of $2.00 per share. The rights offering expired at July 22, 1994. Approximately 93% of the total number of rights were exercised. The exercise of the rights resulted in the issuance of 13,775,057 new shares of the Company's Common Stock. Gross proceeds from the rights offering were $27.6 million. Net proceeds increased Shareholders' Equity by approximately $26.4 million. As of December 31, 1995, USX Corporation beneficially owns approximately 50.7% of the Company's Common Stock. However, in accordance with the provisions of a voting trust agreement, USX has placed 1,319,175 shares of RMI Common Stock into the trust so that the number of shares of stock held by USX and its affiliates outside the trust do not exceed the number of shares held by all other holders. This arrangement results in USX (exclusive of its affiliates) having a direct voting interest in RMI of approximately 42%. Per share and weighted average share amounts reported herein have been adjusted to reflect the reverse split and subsequent rights offering. Treasury Common Stock was not affected by the reverse split or rights offering.

NOTE 5--INVENTORIES:

                                                                         DECEMBER 31
                                                                   -----------------------
                                                                     1995           1994
                                                                   --------       --------
    Raw materials and supplies...................................  $ 22,609       $ 13,825
    Work-in-process and finished goods...........................    71,290         71,933
    Adjustment to LIFO values....................................   (19,846)       (13,292)
                                                                   --------       --------
                                                                   $ 74,053       $ 72,466
                                                                   ========       ========

     Included in inventories are costs relating to the Riser Contract and geothermal pipe contract. Such costs, net of amounts recognized to date, amounted to $2.5 million in 1995 and $8.1 million in 1994.

     During 1993 LIFO inventory quantities, which were carried at lower costs than those prevailing in prior years, were reduced. The effect of this reduction was to reduce cost of sales for 1993 by $128.

NOTE 6--ACCOUNTS RECEIVABLE:

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Trade and commercial customers.................................  $39,655       $29,127
    Progress billings on uncompleted contracts.....................    2,604            --
    U. S. Government-DOE...........................................      662           423
                                                                     -------       -------
                                                                     $42,921       $29,550
    Less allowance for doubtful accounts...........................   (1,670)         (704)
                                                                     -------       -------
                                                                     $41,251       $28,846
                                                                     =======       =======

NOTE 7--PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment is stated at cost and consists of the following:

                                                                         DECEMBER 31
                                                                    ---------------------
                                                                      1995         1994
                                                                    --------     --------
     Land.........................................................  $    659     $    659
     Buildings and improvements...................................    36,451       36,443
     Machinery and equipment......................................    77,409       79,460
     Other........................................................    13,684       13,607
     Construction in progress.....................................     5,541        7,326
                                                                    --------     --------
                                                                     133,744      137,495
     Less -- Accumulated depreciation.............................    93,780       87,479
                                                                    --------     --------
                                                                    $ 39,964     $ 50,016
                                                                    ========     ========

     The Company elected to adopt SFAS No. 121, effective June 30, 1995. After completing a review of its assets, the Company impaired the value of an asset consisting of design and engineering work for a proposed titanium tetrachloride facility. This asset was impaired due to recent market developments, the conclusion of certain joint venture negotiations and the determination that such a facility will not likely be constructed in the near future. The asset carrying value has been reduced from $5.0 million to a nominal amount reflecting a fair value determination under SFAS No. 121 versus a determination of ultimate net realizable value under the Company's previous impairment approach.

NOTE 8--INCOME TAXES:

     As discussed in Note 2, effective January 1, 1993, the Company adopted the provisions of SFAS No. 109.

     Deferred taxes result from the following (in thousands):

                                                                         DECEMBER 31
                                                                    ---------------------
                                                                      1995         1994
                                                                    --------     --------
     Deferred taxes assets:
       Loss carryforwards ($104,133 expiring in 2006 through
          2010)...................................................  $ 37,488     $ 31,838
       Inventories................................................     5,929        5,590
       Property, plant and equipment..............................     6,223        5,494
       Intangible assets..........................................     1,514        2,243
       Other postretirement benefit costs.........................     6,522        6,090
       Other employment related items.............................     2,771        2,001
       Other......................................................     2,789        1,410
       Valuation allowance........................................   (56,036)     (54,666)
                                                                    --------     --------
          Total deferred tax assets...............................     7,200           --
                                                                    --------     --------
     Deferred tax liabilities.....................................        --           --
                                                                    --------     --------
          Net deferred taxes......................................  $  7,200     $     --
                                                                    ========     ========

     SFAS No. 109 requires a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred income tax asset depends on the Company's ability to generate sufficient taxable income in the future. The Company has evaluated the available evidence supporting the realization of future taxable income and, based upon that evaluation, believes it is more likely than not at this time that a portion of its deferred tax assets will be realized. Factors considered in the evaluation process included the return to profitability during the fourth quarter of 1995, a growing order backlog at increased transaction prices, and the overall improvement in titanium industry market conditions. Accordingly, a portion of the valuation allowance was released, resulting in a credit to income tax expense in the fourth quarter of

1995. The remaining valuation allowance was retained, in light of the requirement in SFAS No. 109 to give weight to objective evidence such as recent losses and the historical titanium industry business cycle.

     When preparing 1996 and future periods' interim and annual financial statements, the Company will periodically evaluate its strategic and business plans, in light of evolving business conditions, and the valuation allowance will be adjusted for future income expectations resulting from that process, to the extent different from those inherent in the valuation allowance established as of December 31, 1995.

     If an "ownership change" were to occur within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carryforwards would be subject to an annual limitation. Should the annual limitation apply, the Company believes that it would affect the timing of the use of, but not the ultimate ability of the Company to use, the net operating loss carryforwards to reduce future income tax liabilities.

     The difference between the statutory tax rate of 35% applied to the pretax loss and the effective tax rate for the year ended December 31, 1995 is due principally to the release of $7.2 million of the valuation allowance.

NOTE 9--LONG-TERM DEBT:

     On May 3, 1995, the Company reached agreement with the participating banks on the terms of an amendment to the $75 million revolving credit facility. The new agreement extends the maturity of the loan from March 15, 1996 to March 31, 1997. The amendment also modifies an existing financial covenant for the requirement to maintain a minimum balance of shareholders' equity, and provisions requiring the imposition of a borrowing base formula. Under the borrowing base formula, the Company can borrow up to the lesser of $75 million or an amount equal to the products of the aggregate value of each of various categories of collateral and an advance rate established by the banks for each category of collateral, plus an available overadvance. The agreement also contains a provision that if USX were to cease to beneficially own at least 48% of the Company's voting equity securities, the terms of the agreement would be subject to renegotiation and, in such event, failure by the Company and the banks to reach agreement on appropriate amendments to the facility could constitute an event of default. As of December 31, 1995 the Company was in compliance with the covenants and terms of the amended revolving credit facility. At December 31, 1995, the available and unused portion of the facility was $16.8 million. The Company is currently negotiating with the participating banks to further modify or replace the existing agreement.

     The Company and the banks which are parties to the amended revolving credit facility are also parties to a second revolving credit facility which provides for up to an additional $5 million of borrowings. The second facility permits borrowings up to an amount determined pursuant to a borrowing base formula which includes only certain collateral related to, or arising out of, the Company's export sales. The second facility, which matures on September 26, 1996, is guaranteed by the Export Import Bank of the United States. This facility continues to be classified as long-term debt at December 31, 1995 based on the company's intent and ability to refinance at maturity through the use of its $75 million revolving credit facility.

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Credit Agreement, dated May 3, 1995, final maturity March 31, 1997, bearing interest at rates ranging from 7.93% to 8.11% at December 31,
  1995 and 7.44% to 7.83% at December 31, 1994...........................  $58,200     $53,800
Foreign Loan Agreement, dated May 3, 1995, final maturity September 26,
  1996 bearing interest at 7.18% at December 31, 1995....................    5,000          --
Industrial revenue bond bearing interest at a floating rate based on weekly tax exempt market rates (5.5% and 6.1% at December 31, 1995 and
  1994, respectively) repayable in annual sinking fund payments of $120
  over 15 years from October 1988........................................      940       1,060
Current portion of long-term debt........................................     (120)       (120)
                                                                           -------     -------
                                                                           $64,020     $54,740
                                                                           =======     =======

     The minimum principal payments on long-term debt outstanding at December 31, 1995 for the succeeding five years are as follows:

                  1996...........................................  $   120
                  1997...........................................   63,320
                  1998...........................................      120
                  1999...........................................      120
                  2000...........................................      120

NOTE 10--PENSION PLANS:

     Pension expense was determined assuming an expected rate of return on plan assets of 9% for 1995 and 1994 and 10% in 1993. The components of pension expense for the three years ended December 31, 1995 are summarized as follows:

                                             1995                   1994                   1993
                                      ------------------      -----------------      -----------------
Service cost.......................              $ 1,063                $ 1,242                $ 1,092
Interest cost......................                5,064                  4,755                  4,940
Return on plan assets:
  Actual...........................   (10,598)                   809                 (3,460)
  Deferred gain (loss).............     6,095     (4,503)     (5,422)    (4,613)     (1,595)    (5,055)
                                      -------                 ------                 ------
Net amortization and deferral......                  606                    693                    611
                                                 -------                -------                -------
Pension expense....................              $ 2,230                $ 2,077                $ 1,588
                                                 =======                =======                =======

     Funds' status--The benefit obligations at December 31, 1995 and 1994 were determined using discount rates of 7.0% and 8.25%, respectively, and an assumed rate of compensation increase of 5.75% for both years.

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
    Fair value of plan assets......................................  $ 52,292     $ 44,465
    Projected benefit obligation (PBO).............................   (75,175)     (64,231)
                                                                     --------     --------
    Plan assets less than PBO......................................   (22,883)     (19,766)
    Unrecognized net loss..........................................    12,277        9,967
    Unrecognized transition obligation.............................     1,484        1,791
    Unrecognized prior service cost................................     3,903        2,579
    Adjustment required to recognize minimum liability.............   (14,068)     (11,366)
                                                                     --------     --------
      Net pension liability........................................  $(19,287)    $(16,795)
                                                                     ========     ========
    Accumulated benefit obligation.................................  $(71,579)    $(61,260)
                                                                     ========     ========
    Vested benefit obligation......................................  $(66,810)    $(57,962)
                                                                     ========     ========

     As of December 31, 1995, approximately 51% of the plans' assets are invested in equity securities, and 39% in government debt instruments and the balance in cash equivalents or debt securities.

     Pursuant to the provisions of Statement of Financial Accounting Standards No. 87 "Employers Accounting for Pensions," the Company recorded in other noncurrent liabilities an additional minimum pension obligation of $14.1 million and $11.4 million as of December 31, 1995 and 1994, respectively, representing the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus accrued amounts previously recorded.

NOTE 11--POSTRETIREMENT HEALTH CARE BENEFITS AND OTHER EMPLOYEE BENEFITS:

     As discussed in Note 2, RMI adopted SFAS No. 106 effective January 1, 1993. The Company elected to recognize immediately the transition obligation determined at the date of adoption of the new accounting standard. The cumulative effect of this change in accounting principle resulted in a charge of $16.9 million to the Company's 1993 results.

     Net periodic postretirement benefit cost for the three years ended December 31, 1995 included the following components (in thousands):

                                                             1995       1994       1993
                                                            ------     ------     ------
        Service cost.....................................   $  266     $  357     $  316
        Interest cost....................................    1,543      1,533      1,337
        Net amortization and deferrals...................      119        254         --
                                                            ------     ------     ------
                                                            $1,928     $2,144     $1,653
                                                            ======     ======     ======

     The following table sets forth the plans' status reconciled with the amount reported in the Company's balance sheet at December 31, 1995 and 1994 (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Accumulated Postretirement Benefit Obligation ("APBO") attributable to:
      Retirees.....................................................  $(13,020)    $(11,867)
      Active participants..........................................    (8,692)      (7,242)
                                                                     --------     --------
         Total APBO................................................  $(21,712)    $(19,109)
                                                                     ========     ========
    Accrued liability included in balance sheet, including
      transition
      obligation...................................................  $(18,199)    $(17,768)
    Unrecognized net loss..........................................    (3,513)      (1,341)
                                                                     --------     --------
         Total APBO................................................  $(21,712)    $(19,109)
                                                                     ========     ========

     For measurement purposes, a 5% annual rate of increase in the per capita cost of postretirement medical benefits was assumed beginning in 1996 and declining to 0% in 2004. The ultimate costs of certain of the Company's retiree health care plans are capped at contractually determined out-of-pocket spending limits. The annual rate of increase in the per capita costs for these plans is limited to the contractually determined spending cap. The health care cost trend assumption has a significant effect on the amounts reported. For example, increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $2.3 million and increase net periodic expense by $0.2 million. The discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 7.0% and 8.25%, respectively.

     Effective January 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 112 ("SFAS No. 112"), "Employer's Accounting for Postemployment Benefits." The results for the year ended December 31, 1994 reflect a one-time charge of $1.2 million representing the cumulative effect of adopting the new standard. The liabilities recorded pursuant to SFAS No. 112 relate principally to workers' compensation.

NOTE 12--OPERATING LEASES:

     The Company and its subsidiaries have entered into various operating leases for the use of certain equipment, principally office equipment and vehicles. The leases generally contain renewal options and provide that the lessee pay insurance and maintenance costs. The total rental expense under operating leases amounted to $1.3 million in 1995, $1.3 million in 1994, and $1.4 million in 1993. Future commitments under operating leases are considered to be immaterial by management of the Company.

NOTE 13--TRANSACTIONS WITH RELATED PARTIES:

     The Company, in the ordinary course of business, purchases goods and services, including conversion services, from USX and related companies. The cost of such transactions to the Company amounted to $1.3 million in 1995, $0.7 million in 1994 and $0.1 million in 1993. The cost of these transactions were on terms no less favorable to the Company than those obtained from other parties. On August 2, 1993 the United States Steel and Carnegie Pension Fund (the "Pension Fund") was appointed as trustee of the Company's pension plans. The Pension Fund has for many years acted as trustee of USX Corporation employee benefit plans. The Pension Fund is a registered investment advisor under the Investment Advisors Act of 1940, and receives a negotiated fee for such services. Other transactions with related parties are incidental to the Company's business and are not significant.

NOTE 14--OTHER INCOME STATEMENT INFORMATION:

     Costs incurred for repairs and maintenance of plant and equipment totaled $4.8 million, $3.3 million, and $2.8 million, for the years ended December 31, 1995, 1994, and 1993, respectively.

     Real and personal property taxes amounted to $1.8 million, $1.7 million, and $1.5 million, for the years ended December 31, 1995, 1994, and 1993, respectively.

     Other income (expense) for 1995 includes a $1.9 million impairment of the Company's investment in the Permipipe Titanium AS joint venture. 1993 amounts include a $1.4 million gain on sales and retirements of equipment and facilities.

NOTE 15--CONTINGENCIES:

     In connection with the Reorganization, the Company has agreed to indemnify USX and Quantum against liabilities related to their ownership of RMI Company and its immediate predecessor, Reactive Metals, Inc., which was formed by USX and Quantum in 1964.

     The Company is the subject of, or a party to, a number of pending or threatened legal actions involving a variety of matters.

AIRCRAFT PRODUCT LIABILITY

     The Company was named as a defendant in a number of cases arising from the aircraft crash at Sioux City, Iowa, which occurred on July 19, 1989. In its final report, issued November 1, 1990, the National Transportation Safety Board ("NTSB") concluded that the titanium used to manufacture the fan disc which ultimately failed, leading to the crash, was supplied by a major competitor of the Company. In November, 1995 the Company was granted summary judgement in this matter dismissing it from all cases.

ENVIRONMENTAL MATTERS

     In the ordinary course of business, the Company is subject to pervasive environmental laws and regulations concerning the production, handling, storage, transportation, emission, and disposal of waste materials and is also subject to other federal and state laws and regulations regarding health and safety matters. These laws and regulations are constantly evolving, and it is not currently possible to predict accurately the ultimate effect these laws and regulations will have on the Company in the future.

     On October 9, 1992 the U. S. Environmental Protection Agency ("EPA") filed a complaint alleging certain violations of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA") at the Company's now closed Sodium Plant in Ashtabula, Ohio. The EPA's determination is based on information gathered during inspections of the facility in February, March and June of 1991. Under the complaint the EPA proposes to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the preliminary nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The Company is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including the Fields Brook Superfund Site. Given the status of the proceedings with respect to these sites, ultimate investigative and remediation costs cannot presently be accurately predicted, but could, in the aggregate be material. Based on the information available regarding the current ranges of estimated remediation costs at currently active sites, and what the Company believes will be its ultimate share of such costs, provisions for environmental-related costs have been recorded. These provisions are in addition to amounts which have previously been accrued for the Company's share of environmental study costs.

     With regard to the Fields Brook Superfund Site, the Company, together with 31 other companies, has been identified by the EPA as a potentially responsible party ("PRP") with respect to a superfund site defined as the Fields Brook Watershed in Ashtabula, Ohio, which includes the Company's now closed Ashtabula facilities. The EPA's 1986 estimate of the cost of remediation of the Fields Brook operable sediment unit was $48 million. Recent studies, together with improved remediation technology and redefined cleanup standards, have resulted in a more recent estimate of the remediation cost of approximately $25 million. The actual cost of remediation may vary from the estimate depending upon any number of factors.

     The EPA, in March 1989, ordered 22 of the PRPs to conduct a design phase study for the sediment operable unit and a source control study, which studies are currently estimated to cost $19 million. The Company, working cooperatively with fourteen others in accordance with two separate agreements, is complying with the order. The Company has accrued and has been paying its portion of the cost of complying with the EPA's order, which includes the studies. It is anticipated that the studies will be completed no earlier than late 1996. Actual cleanup would not commence prior to that time. The Company's share of the design cost has been established at 9.95%. On June 21, 1995, the Company and twelve others entered into a Phase 2 (actual cleanup) allocation agreement which assigns 9.44% of the cost to the Company. However, the actual percentage may be more or less based on contributions from other parties which are not currently participating in the Phase 2 allocation agreement.

     At December 31, 1995, the amount accrued for future environmental-related costs was $2.4 million. Based on available information, RMI believes its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 million to $6.3 million, in the aggregate. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $2.1 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects.

     The Company is also the subject of, or a party to, a number of other pending or threatened legal actions involving a variety of matters.

     The ultimate resolution of these foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

     For a more detailed discussion of environmental matters, see
"Business--Legal Proceedings-- Environmental."

NOTE 16--STOCK OPTION AND RESTRICTED STOCK AWARD PLANS:

STOCK OPTION INCENTIVE PLAN:

     The 1989 Stock Option Incentive Plan authorizes the granting of options to purchase up to 775,500 shares of Common Stock to eligible officers and key management employees at not less than the market value on the date the options are granted. No option may be granted after August 14, 1999. Options granted may include stock appreciation rights. The option period may not exceed ten years from the date of the grant. During 1995 substantially all option holders voluntarily relinquished their stock appreciation rights. No further grants will be made under the plan.

     The following table presents a summary of stock option transactions under the 1989 Stock Option Incentive Plan: (as adjusted for the one-for-ten reverse stock split and rights offering)

                                                                 SHARES          PRICE
                                                                 -------     --------------
     Balance December 31, 1992.................................  332,151     $4.13 - 13.32
     Granted...................................................  103,390          2.80
     Exercised.................................................       --           --
     Forfeited.................................................  (73,714)     4.13 - 13.32
                                                                 -------     --------------
     Balance December 31, 1993.................................  361,827     $2.80 - 13.32
     Granted...................................................  370,000          4.06
     Exercised.................................................       --           --
     Forfeited.................................................  (44,083)     2.80 - 13.32
                                                                 -------     --------------
     Balance December 31, 1994.................................  687,744     $2.80 - 13.32
     Granted...................................................       --           --
     Exercised.................................................  (54,478)     2.80 -  6.91
     Forfeited.................................................  (18,094)     2.80 - 13.32
                                                                 -------     --------------
     Balance December 31, 1995.................................  615,172     $2.80 - 13.32
                                                                 =======      ============

1989 EMPLOYEE RESTRICTED STOCK AWARD PLAN:

     The 1989 Restricted Stock Award Plan authorizes the granting of shares of Common Stock to employees who have made significant contribution to the success of the Company. The plan authorizes the award of up to 300,000 shares of Common Stock, subject to adjustment in certain circumstances. Shares awarded are subject to restrictions, established by the Stock Plan Committee of the Board of Directors, that during a period set by the Committee of no less than one year nor more than ten years a participant shall not be permitted to sell, transfer, pledge or assign awarded shares. Additionally, the Committee may establish such other restrictions and conditions as it may deem appropriate for carrying out the plan.

     In 1995 and 1993, respectively, 10,000 and 134,000 shares of Common Stock were awarded under the plan. No grants were made in 1994. Compensation expense equivalent to the fair market value of the shares on the date of the grant is being recognized over the vesting periods during which the restrictions lapse. All restrictions on the 1993 grants were removed as of April 4, 1994. No further grants will be made under the plan.

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK AWARD PLAN:

     The Non-Employee Director Restricted Stock Award Plan authorizes the granting of up to 15,000 shares of Common Stock to directors who are not and have never been officers or employees of the Company. Shares awarded are subject to a restriction providing that a participant shall not be permitted to sell, transfer, pledge or assign awarded shares during the period commencing with the date of an award and ending upon the participant retiring from the Board of Directors. On the date of the Company's Annual Meeting of Shareholders each calendar year, each eligible director shall be awarded 300 restricted shares. No grant of such shares may be made after December 31, 1994.

1995 STOCK PLAN

     The RMI Titanium Company 1995 Stock Plan, which was approved by a vote of the Company's shareholders at the 1995 Annual Meeting of Shareholders, replaced both the 1989 Stock Option Incentive Plan and the 1989 Employee Restricted Stock Award Plan. The plan permits the grant of any or all of the following types of awards in any combination a) Stock Options; b) Stock Appreciation Rights; c) Restricted Stock. The Stock Plan Committee, appointed by the Board of Directors, administers the plan, and determines the type or types of grants to be made under the plan and set forth in each such grant the terms, conditions and limitations applicable to it, including provisions relating to a possible change in control of the Company.

     As of December 31, 1995, no grants had been made under the Plan.

NOTE 17--SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The following table sets forth selected quarterly financial data for 1995 and 1994.

                                                        1ST         2ND         3RD         4TH
1995                                                  QUARTER(1)  QUARTER(1)  QUARTER     QUARTER(2)
----                                                  -------     -------     -------     -------
Sales...............................................  $40,103     $39,621     $42,912     $48,530
Gross profit........................................    1,937      (3,999)      2,890       5,389
Operating profit (loss).............................     (877)     (7,422)        199       2,880
Net income (loss)...................................   (1,863)    (10,509)       (967)      8,731
Net loss per share..................................    (0.12)      (0.69)      (0.06)       0.57

                                                        1ST         2ND         3RD         4TH
1994                                                  QUARTER     QUARTER     QUARTER     QUARTER
----                                                  -------     -------     -------     -------
Sales...............................................  $36,360     $35,337     $32,842     $38,853
Gross profit........................................      527         693         996         887
Operating loss......................................   (2,216)     (2,017)     (1,984)     (1,754)
Cumulative effect of change in accounting
  principle.........................................   (1,202)         --          --          --
Net loss............................................   (4,131)     (3,023)     (2,780)     (2,830)
Net loss per common share before change in
  accounting principle..............................    (1.99)      (2.05)      (0.21)      (0.18)
Net loss per share..................................    (2.80)      (2.05)      (0.21)      (0.18)

---------

(1) The effect of adopting SFAS No. 121 amounting to $5,031, previously reported as a cumulative effect of a change in accounting principle in the first quarter of 1995, has been adjusted to reflect such affect as an element of operating income in the second quarter of 1995.

(2) Net income in the fourth quarter of 1995 was favorably affected by the recognition of a $7,200 tax benefit.

                                COMPONENTS MADE
                                      FROM

                             RMI TITANIUM PRODUCTS

                                  Clockwise from upper left

                                  Jet engine fan blade
                                  Golf club
                                  Superplastically formed aircraft wing part
                                  Titanium tubing
                                  center photo - Titanium Drilling Riser

===============================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information....................    3
Incorporation of Certain Documents by
  Reference..............................    3
Summary..................................    4
Risk Factors.............................    9
Use of Proceeds..........................   14
Capitalization...........................   14
Dilution.................................   16
Price Range of Common Stock
  and Dividends..........................   16
Business.................................   18
Selected Financial Data..................   29
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..........................   30
Management...............................   37
Description of Capital Stock.............   39
Certain United States Tax Consequences to
  Non-United States Holders..............   41
Underwriting.............................   43
Legal Matters............................   44
Experts..................................   44
Index to Consolidated Financial
  Statements.............................  F-1

===============================================================================




===============================================================================

                                4,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                                        , 1996

                          ---------------------------

                                LEHMAN BROTHERS

                              SALOMON BROTHERS INC

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        Securities and Exchange Commission registration fee.............    $ 19,035
        NASD fee........................................................       6,020
        Blue Sky fees and expenses......................................          **
        Costs of printing...............................................          **
        Legal fees and expenses.........................................          **
        Accounting fees and expenses....................................          **
        Stock Exchange listing fee......................................          **
        Miscellaneous expenses..........................................          **
                                                                            --------
             Total......................................................    $
                                                                            ========

---------
 * Estimated.
** To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Ohio law contains numerous provisions concerning the responsibilities of the officers and directors of Ohio corporations, such as the Company, including provisions that have the effect of limiting the potential liability of such officers and directors. The latter provisions are discussed below.

     In general terms and subject to certain limitations, under Ohio law an Ohio corporation is explicitly authorized to indemnify its directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding against expenses, including attorney's fees, or any judgment, fines or settlement amounts issued against or incurred by them, provided that they acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation's best interests. An Ohio corporation is also specifically authorized (1) to provide indemnification to an even greater extent than that described above, and (2) to purchase and maintain insurance for or on behalf of its directors, officers, employees and agents against liability arising out of their service, even if indemnification would not be permitted under the circumstances. Ohio law concerning director responsibilities was amended in 1990 to provide that a director shall be liable in damages only if it is proved by clear and convincing evidence that his action or failure to act arose out of deliberate intent to harm the corporation or out of reckless disregard for the corporation's best interests, subject to certain limitations and exceptions. Moreover, Ohio law makes clear that directors may legitimately consider the interests of persons and groups such as employees and local and national economic and other interests, in addition to interests of shareholders, in connection with matters on which they may act.

     The Company's Regulations provide that its directors and officers shall be indemnified to the full extent permitted by law against liability and expenses. In addition, the Company has obtained insurance covering liability of its directors and officers for their actions as such. The Company will essentially be a self-insurer with respect to any director and officer indemnification claim not covered by the insurance policy.

     In the Underwriting Agreement, the Underwriters have agreed to indemnify the officers and directors of the Company for certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS

EXHIBITS

     1.1 --Form of Underwriting Agreement**
     3.2 --Articles of Incorporation of the Company, as amended March 31, 1994 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994).
     3.3 --Amended Code of Regulations of the Company (incorporated by reference to Exhibit
           3.2 to the Company's Annual Report on Form 10-K for the year ended December 31,
           1993, and the shareholder approved amendment to RMI's Amended Code of Regulations
           (incorporated by reference to the Company's Notice of Annual Meeting of
           Shareholders and Proxy Statement for the April 26, 1995 Shareholder meeting), such amendment to be effective as of the 1996 Annual Meeting of Shareholders.
     4   --Specimen Common Stock Certificate of the Company*
     5   --Opinion of D. D. Sandman, Esq., General Counsel and Secretary of USX Corporation,
           regarding legality of the securities being offered**
    23.1 --Consent of Price Waterhouse LLP*
    23.2 --Consent of D. D. Sandman, Esq., General Counsel and Secretary of USX Corporation
           (included in Exhibit 5)**
    24   --Powers of Attorney.*

---------
 * filed herewith
** to be filed by amendment

     All other schedules are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON MARCH 6, 1996.

                                                     RMI TITANIUM COMPANY
                                                     By                      *
                                                        -------------------------------------------
                                                                   L. Frederick Gieg, Jr.
                                                                    President and Chief
                                                                     Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MARCH 6, 1996.

                    SIGNATURE                                              TITLE
                    ---------                                              -----
                          *                          President and Chief Executive Officer and Director
-------------------------------------------------
              L. Frederick Gieg, Jr.


                /s/ T. G.  RUPERT                    Senior Vice President and Chief Financial Officer;
-------------------------------------------------
                Timothy G. Rupert                    Chief Accounting Officer


                          *                          Director
-------------------------------------------------
                Craig R. Andersson


                          *                          Director
-------------------------------------------------
                Neil A. Armstrong


                          *                          Director
-------------------------------------------------
                 Daniel I. Booker


                          *                          Director
-------------------------------------------------
                Ronald L. Gallatin


                          *                          Director
-------------------------------------------------
                Charles C. Gedeon


                          *                          Chairman of the Board and Director
-------------------------------------------------
                 R. M. Hernandez


                          *                          Director
-------------------------------------------------
               Wesley W. von Schack


                          *                          Director
-------------------------------------------------
                  Louis A. Valli



*By:             /s/ T. G. RUPERT
     --------------------------------------------
                   T. G. Rupert
                 Attorney-in-fact

                               INDEX TO EXHIBITS

EXHIBIT NO.                     DESCRIPTION OF EXHIBIT
-----------                     ----------------------
     4           Specimen Common Stock Certificate of the Company
    23.1         Consent of Price Waterhouse LLP
    24           Powers of Attorney